As filed with the Securities and Exchange Commission on April 13, 2009

Registration No. 333-149746

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 6
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHINA HOUSING & LAND DEVELOPMENT, INC.
(Name of small business issuer in its charter)

Nevada	6513	20-1334845
(State or other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6 Youyi Dong Lu, Han Yuan 4 Lou Xi'An, Shaanxi Province China 710054 86-029-82582632
(Address and telephone number of principal executive offices and principal place of business)

Feng, Xiaohong, Chief Executive Officer China Housing & Land Development, Inc. 6 Youyi Dong Lu, Han Yuan 4 Lou Xi'An, Shaanxi Province China 710054 86-029-82582632
(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
From time to time after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Accelerated filer ☐ Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit		Proposed maximum aggregate offering price	Amount of registration fee (3)
Common Stock, $0.001 par value	2,021,440	$4.15	(1)	$8,388,976.00	$329.69

Common Stock, $0.001 par value issuable upon exercise of Warrants	1,796,835	$4.15	(2)	$7,456,865.25	$293.05

Total	3,818,275			$15,845,841.25	$622.74

(1)     Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on March 11, 2008, which was $4.15 per share.

(2)     Calculated in accordance with Rule 457(g)(1).

(3)     The registration fee was previously paid with the filing of the original registration statement on March 14, 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ii

The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement is filed with the Securities and Exchange Commission and becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED APRIL 13, 2009

CHINA HOUSING & LAND DEVELOPMENT, INC.
3,818,275 SHARES OF
COMMON STOCK

        This prospectus relates to the resale by the selling stockholders of up to 3,818,275shares of our common stock, per value $0.001 per share, including up to 1,796,835 shares of common stock issuable upon the exercise of common stock purchase warrants. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

         We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the sale of common stock hereunder. We may receive proceeds from any exercise of outstanding warrants. The warrants may also be exercised by surrender of the warrants in exchange for an equal value of shares in accordance with the terms of the warrants. Our common stock is currently traded on the NASDAQ under the symbol “CHLN”. The last reported sales price per share of our common stock as reported by the NASDAQ on April 10, 2009 is $1.49.

         Investing in these securities involves significant risks. See “Risk Factors” beginning on page 6.

        No other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

        We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The date of this prospectus is April 13, 2009.

TABLE OF CONTENTS

Prospectus Summary	2

Cautionary Note Regarding Forward-Looking Statements	5

Risk Factors	6

This Offering	14

Use of Proceeds	14

Selling Shareholders	15

Our Recent Private Placement	15

Plan of Distribution	17

Description of Securities	19

Interest of Named Experts and Counsel	19

Business	19

Market for China Housing & Land Development, Inc.'s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27

Management	28

Compensation Committee Interlocks and Insider Participation	41

Security Ownership of Certain Beneficial Owners and Management	41

Management's Discussion and Analysis of Financial Condition and Results of Operations	42

Other Expenses of Issuance and Distribution	51

Description of Property	51

Penny Stock	51

Legal Proceedings	52

Disclosure of Commission Position of Indemnification for Securities Act Liabilities	54

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	54

Transfer Agent	55

Additional Information	55

Financial Statements	F-1

Part II. Information Not Required in Prospectus	II-1

Exhibit Index	II-2

You may only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has not been a change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “China Housing,” “CHLN,” the “Company,” “we,” “us,” and “our” refer to China Housing & Land Development, Inc.

OUR COMPANY

        Overview

        We are a real estate development company doing business primarily in Xi’an, Shaanxi province, located in the northwest part of China.

        Through our two wholly owned subsidiaries, Xi’an Tsining Housing Development Co., Ltd. (“Tsining”) and Xi’an New Land Development Co., Ltd (“New Land”), we are engaged in the development, construction, and sale of residential and commercial real estate units, as well as land development in Shaanxi province, China. Tsining has completed a number of significant real estate development and construction projects in Xi’an, the capital of Shaanxi province. Tsining aims to expand its business into other developing urban markets in western China. New Land develops land and performs infrastructure projects for local governments. The infrastructure projects include but not limited to engineering and installation of water systems, roads, sewer systems, waterway dams and bridges, and public park facilities.

        The Company currently hires sales managers and over thirty primarily commission-driven direct sales personnel on site to service prospective clients. Our marketing campaign uses various advertising media to market our property developments, including newspapers, magazines, television, radio, e-marketing and outdoor billboards. In addition, we run a successful membership program which allows existing and potential customers to receive “points” at a discount that can be redeemed for the purchase of our future property. The program provides good indication of project sales and better cash liquidity for our company. After our units are sold or leased, we subcontract property companies to provide management services. To continue to promote brand quality and recognition among customers, we have hired a third-party evaluation company to survey both existing and potential customers in terms of our services and recognition of our “Tsining” brand.

        Our corporate offices are located at 6 Youyi Lu, Han Yuan 4th Floor, Xi’an, China. Our telephone number at that location is +86-29-8258-2632.

        Summary of Recent Transactions

Acquisition on March 9, 2007

        On March 9, 2007, the Registrant entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (“New Land”), pursuant to which the Registrant has acquired 32,000,000 shares of New Land, constituting 100% equity ownership of New Land. The total purchase price for the shares acquisition is 270 million Renminbi, estimated to be approximately US$34 million at the current currency exchange rate which is subject to change. The total purchase price includes the initial cash payment of 5 million Renminbi, estimated to be approximately US$610,000, payable within 20 days after the signing of the Shares Transfer Agreement, an additional cash payment of 57 million Renminbi, estimated to be approximately US$7.2 million, payable within 30 days after the Registrant has received a satisfactory audit report of New Land, and the issuance of 10% promissory note of the aggregate amount of 208 million Renminbi, estimated to be approximately US$26.2 million, with a maturity date of January 30, 2009.

Private Placement on May 9, 2007

        On May 7, 2007, China Housing & Land Development, Inc. (the “Company”), entered into securities purchase agreements with accredited investors, and on May 9, 2007 (the “Closing Date”), the Company completed the sale of $25,006,978 of common stock of the Company and common stock purchase warrants. The securities sold were an aggregate of 9,261,847 shares of Common Stock and 2,778,554 Warrants. Each Warrant is exercisable for a period of five (5) years at an exercise price of $4.50 per share. Cantor Fitzgerald & Co. acted as the placement agent of the private placement. All of these securities were sold pursuant to the exemption provided by Section 4(2) under the Securities Act for a transaction not involving a public offering, and Regulation D promulgated thereunder.

        The Company is obligated to file a registration statement to register the resale of shares of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants granted in the private placement. If the registration statement is not filed within 45 days from the Closing Date, or declared effective within 180 days following the Closing Date, or if the registration ceases to be effective for more than thirty (30) trading days, the Company is obligated to pay the investors certain fees per month in the amount of 1% of the principal amount invested. In connection with the offering, the Company paid a placement fee of 7% of the proceeds in cash.

        The Company filed a registration statement to register the resale of shares of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants granted in the private placement on June 22, 2007, which was declared effective on July 5, 2007. The current prospectus is not offering the shares issued in connection with this private placement

Financing on January 28, 2008

        On January 28, 2008, China Housing & Land Development, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”). Pursuant to the Agreement, the Company agreed to sell to Investors 5.0% Senior Secured Convertible Notes, which are convertible into shares of the Company’s Common Stock, for an aggregate purchase price of US$ 20,000,000 and to receive, in consideration for such purchase, Warrants to acquire additional shares of Common Stock. The 5% Senior Secured Convertible Note (the “Convertible Note” or “Notes”) shall bear interest at a rate of 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB Notional Principal Amount, payable quarterly in arrears in lawful money of the United States (“U.S. Dollars”) on the first business day of each calendar quarter and on the Maturity Date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB Exchange Rate as of the applicable Interest Exchange Rate Determination Date. Only US$9 million of the Notes are convertible into shares of common stock. The Notes are secured by a first priority, perfected security interest in certain shares of Common Stock of Pingji Lu, as evidenced by the pledge agreement (the “Pledge Agreement”). The Notes are subject to events of default customary for convertible securities and for a secured financing.  The Warrants grant the Investors the right to acquire shares of Common Stock at $6.07 per share of Common Stock, subject to customary anti-dilution adjustments. The Warrants may be exercised to purchase Common Stock at any time after January 28, 2008 to and including February 28, 2013, the expiration date of the Warrants.

        In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company shall register an amount of Common Stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Notes and the exercise of the Warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

        In connection with the offering, the Company paid Merriman Curhan Ford & Co. (AMEX: MEM) acted as financial advisor an advisory fee of 2% of the proceeds in cash.

Joint Venture in November 2008

In November 2008, the Company agreed to form a joint venture with Prax Capital Real Estate Holding Ltd., to finance the development of the first 79 acres within the Baqiao project. As planned, the joint venture was formed in late December, subject to certain conditions and approvals, which were subsequently satisfied; the completion of the joint venture’s formation was announced in January 2009.

Prax Capital Real Estate Holdings Limited invested US$29.3 million cash in the joint venture. The joint venture acquired the land use rights of the 79 acres of land early in the first quarter 2009 and the joint venture is proceeding with the project.

Acquisition on January 21, 2009

On January 21, 2009, the Company completed the acquisition of Xi’an Xinxing Property Management Co., Ltd., (“Xinxing”). Xinxing was privately owned and provides property management services to most of China Housing’s residential and commercial projects, as well as to other prominent customers such as the Xi’an branch office building of the People’s Bank of China, China Xi’an Electric Group headquarters, Shaanxi Bureau of State Taxation offices, and the Xi’an University of International Studies. Xinxing’s current service area totals 1.67 million square meters in 43 facilities that include residential, commercial, and school buildings and parks. Xinxing’s revenues in 2008 were RMB 15.42 million, net income was RMB 1.82 million, and assets at yearend 2008 totaled RMB 11.29 million. Total consideration for the acquisition was 12 million RMB.

ABOUT OUR RECENT PRIVATE PLACEMENT

        On January 28, 2008, China Housing & Land Development, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”). Pursuant to the Agreement, the Company agreed to sell to Investors 5.0% Senior Secured Convertible Notes, which are convertible into shares of the Company’s Common Stock, for an aggregate purchase price of US$ 20,000,000 and to receive, in consideration for such purchase, Warrants to acquire additional shares of Common Stock.  The 5% Senior Secured Convertible Note (the “Convertible Note”) shall bear interest at a rate of 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB Notional Principal Amount, payable quarterly in arrears in lawful money of the United States (“U.S. Dollars”) on the first business day of each calendar quarter and on the Maturity Date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB Exchange Rate as of the applicable Interest Exchange Rate Determination Date. Only US$9 million of the Convertible Note is convertible into shares of common stock. The conversion price for the Convertible Note is $5.57 per share. The Notes are secured by a first priority, perfected security interest in certain shares of Common Stock of Pingji Lu, as evidenced by the pledge agreement (the “Pledge Agreement”). The Notes are subject to events of default customary for convertible securities and for a secured financing.  The Warrants grant the Investors the right to acquire shares of Common Stock at $6.07 per share of Common Stock, subject to customary anti-dilution adjustments. The Warrants may be exercised to purchase Common Stock at any time after January 28, 2008 to and including February 28, 2013, the expiration date of the Warrants.

         In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”) to register the Common Stock issuable upon conversion of the Notes and the exercise of the Warrants. Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective by 180 calendar days or 180 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company shall register an amount of Common Stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Notes and the exercise of the Warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

Under this private placement, we received $20,000,000 in the aggregate, with net proceeds of $19,056,681.49 after deducting $939,808.51 paid for commissions and legal expenses.

THIS OFFERING

Common stock outstanding prior to this offering (on December 31, 2007)	30,141,887	(1)

Common stock being offered for resale to the public	3,818,275	(2)

Common stock outstanding after this offering	33,960,162	(3)

Percentage of common stock outstanding before this offering that shares being registered for resale represent	12.67%

    (1)         Excludes the 2,021,440 conversion shares we are registering under this Registration Statement in connection with the private placement completed on January 28, 2008.

    (2)        Includes both the 2,021,440 conversion shares in connection with the private placement completed on January 28, 2008 and the 1,796,835 shares of common stock to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement. Of the US$20 million Convertible Note, only US$9 million of the Notes are convertible into shares of common stock. Based on a conversion price of approximately $5.57 per share, the US$9 million of Notes would be convertible into 1,617,152 shares. The total number of the Warrants we issued in connection with the placement of the Convertible Notes is exercisable for 1,437,468 shares. We are registering 125% of both the conversion shares (or 2,021,440 shares) and the shares issuable upon the exercise of the Warrants (or 1,796,835 shares) for resale as required by the registration rights agreement.

    (3)        Includes the total of shares being registered in the private placement pursuant to the Registration Rights Agreement.

        Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $20,000,000 in gross proceeds from the Buyers under the Securities Purchase Agreement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

Warrants

         Each investor who has been issued a Warrant is granted the right to purchase in the aggregate 1,437,467 shares of our common stock. We have agreed to register 125% of this number, or 1,796,835 shares, according to the registration rights agreement. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of January 28, 2008 to and including February 28, 2013, at an exercise price of $6.07 per share. The exercise price was negotiated based on the price of the then current underlying common stock of the Company quoted on the OTC Bulletin Board.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form S-1 that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form S-1, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

•	Our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

•	Our ability to raise capital when needed and on acceptable terms and conditions;

•	The intensity of competition; and

•	General economic conditions.

All written and oral forward-looking statements made in connection with this Form S-1 that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

        This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Business

Our home sales and operating revenues could decline due to macro-economic and other factors outside of its control, such as changes in consumer confidence and declines in employment levels.

        Changes in national and regional economic conditions, as well as local economic conditions where the Company conducts its operations and where prospective purchasers of its homes live, may result in more caution on the part of homebuyers and consequently fewer home purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our homes, which could cause its operating revenues to decline. In addition, builders are subject to various risks, many of them outside the control of the homebuilder including competitive overbuilding, availability and cost of building lots, materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. A reduction in its revenues could in turn negatively affect the market price of its securities.

An increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for the Company’s homes.

        Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective homebuyers to obtain the financing they would need in order to purchase our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. For example, if mortgage financing became less available, demand for its homes could decline. A reduction in demand could also have an adverse effect on the pricing of our homes because we and our competitors may reduce prices in an effort to better compete for home buyers. A reduction in pricing could result in a decline in revenues and in our margins.

We could experience a reduction in home sales and revenues or reduced cash flows if we are unable to obtain reasonably priced financing to support its homebuilding and land development activities.

        The real estate development industry is capital intensive, and development requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance its homebuilding and land development activities. Although we believe that internally generated funds and current borrowing capacity will be sufficient to fund our capital and other expenditures (including land acquisition, development and construction activities), the amounts available from such sources may not be adequate to meet our needs. If such sources are not sufficient, we would seek additional capital in the form of debt or equity financing from a variety of potential sources, including bank financing and/or securities offerings. The availability of borrowed funds, to be utilized for land acquisition, development and construction, may be greatly reduced, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with new loans. The failure to obtain sufficient capital to fund its planned capital and other expenditures could have a material adverse effect on our business.

We are subject to extensive government regulation which could cause it to incur significant liabilities or restrict it business activities.

        Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict its business activities. We are subject to statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal from government agencies to grant us necessary licenses, permits and approvals could have an adverse effect on our operations.

We may require additional capital in the future, which may not be available on favorable terms or at all.

        Our future capital requirements will depend on many factors, including industry and market conditions, our ability to successfully implement our new branding and marketing initiative and expansion of our production capabilities. We anticipate that we may need to raise additional funds in order to grow our business and implement our business strategy. We anticipate that any such additional funds would be raised through equity or debt financings. In addition, we may enter into a revolving credit facility or a term loan facility with one or more syndicates of lenders. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Even if we are able to raise capital through equity or debt financings, as to which there can be no assurance, the interest of existing shareholders in our company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common stock or may otherwise materially and adversely effect the holdings or rights of our existing shareholders. If we cannot obtain adequate capital, we may not be able to fully implement our business strategy, and our business, results of operations and financial condition would be adversely affected. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, we have and will continue to raise additional capital through private placements or registered offerings, in which broker-dealers will be engaged. The activities of such broker-dealers are highly regulated and we cannot assure that the activities of such broker-dealers will not violate relevant regulations and generate liabilities despite our expectation otherwise.

We depend on the availability of additional human resources for future growth.

        We are currently experiencing a period of significant growth in our sales volume. We believe that continued expansion is essential for us to remain competitive and to capitalize on the growth potential of our business. Such expansion may place a significant strain on our management and operations and financial resources. As our operations continue to grow, we will have to continually improve our management, operational and financial systems, procedures and controls, and other resources infrastructure, and expand our workforce. There can be no assurance that our existing or future management, operating and financial systems, procedures and controls will be adequate to support our operations, or that we will be able to recruit, retain and motivate our personnel. Further, there can be no assurance that we will be able to establish, develop or maintain the business relationships beneficial to our operations, or to do so or to implement any of the above activities in a timely manner. Failure to manage our growth effectively could have a material adverse effect on our business and the results of our operations and financial condition.

We may be adversely affected by the fluctuation in raw material prices and selling prices of our products.

        Our projects and the raw materials we use have experienced significant price fluctuations in the past. There is no assurance that they will not be subject to future price fluctuations or pricing control. The land and raw materials we use may experience price volatility caused by events such as market fluctuations or changes in governmental programs. The market price of land and raw materials may also experience significant upward adjustment, if, for instance, there is a material under-supply or over-demand in the market. These price changes may ultimately result in increases in the selling prices of our products, and may, in turn, adversely affect our sales volume, revenue and operating profit.

        We could be adversely affected by the occurrence of natural disasters. From time to time, our developed sites may experience strong winds, storms, flooding and earth quakes. Natural disasters could impede operations, damage infrastructure necessary to our constructions and operations. The occurrence of natural disasters could adversely affect our business, the results of our operations, prospects and financial condition, even though we currently have insurance against damages caused by natural disasters, including typhoons, accidents or similar events.

We are dependant on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials, and a discontinued supply of such services and materials will adversely affect our construction projects.

        The Company is dependent on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials. Construction services or products purchased from the Company’s five largest subcontractors/suppliers accounted for 56% for the year ended December 31, 2007.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

        In general, the property development industry is intensely competitive and highly fragmented. We compete with various companies. Many of our competitors are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We intend to create greater awareness for our brand name so that we can successfully compete with our competitors. We cannot assure you that we will be able to compete effectively or successfully with current or future competitors or that the competitive pressures we face will not harm our business.

Our operating subsidiary must comply with environmental protection laws that could adversely affect our profitability.

        We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the People’s Republic of China (“PRC or “China”). Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to the constructions. Although our construction technologies allow us to efficiently control the level of pollution resulting from our construction process, due to the nature of our business, wastes are unavoidably generated in the processes. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt its business operations.

        Our future success will depend in substantial part on the continued service of our senior management, including Mr. Pingji Lu, our Chairman, and Mr. Feng Xiaohong, our Chief Executive Officer. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life or other insurance in respect of any of its officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in the People’s Republic of China, competition for qualified personnel is intense. We cannot guarantee that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

Risk Relating to the Residential Property Industry in China

We are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II cities which have lagged in progress in these aspects when compared to Tier I cities.

The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the Tier II cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors, or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

The PRC government may adopt further measures to curtail the overheating of the property sector.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has introduced policies to curtail property development. We believe the following regulations, among others, significantly affect the property industry in China.

In May 2006, the Ministry of Construction, National Development and Reform Commission, or the NDRC, People’s Bank of China (“PBOC”) and other relevant PRC government authorities jointly issued the Opinions on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, which introduced measures to limit resources allocated to the luxury residential market. For instances, the new measures require that at least 70% of a residential project must consist of units with a Gross Floor Area (“GFA”) of less than 90 square meters per unit, and the minimum amount of down payment was increased from 20% to 30% of the purchase price of the underlying property if it has a unit GFA of 90 square meters or more. In September 2007, PBOC and China Banking Regulatory Commission issued the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, which increased the minimum down payment for any purchase of second or subsequent residential property to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property.

In July 2006, the Ministry of Construction, the Ministry of Commerce, NDRC, PBOC, the State Administration for Industry and Commerce and State Administration of Foreign Exchange (“SAFE”) issued Opinions on Regulating the Entry and Administration of Foreign Investment in Real Property Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real property enterprise as well as thresholds for a foreign invested real property enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real property enterprise approved by local authorities is required to register such approvals with the Ministry of Commerce.

The PRC government’s restrictive regulations and measures to curtail the overheating of the property sector could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further slow down property development in China and adversely affect our business and prospects.

Risks Related to China

China’s Economic Policies could affect our Business.

        Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

        While China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations.

        The economy of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, the control of payment of foreign currency- denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

Capital outflow policies in China may hamper our ability to remit income to the United States.

        The People’s Republic of China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our directors believe that it is currently in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change; we may not be able to remit all income earned and proceeds received in connection with our operations or from the sale of our operating subsidiary to our stockholders.

The fluctuation of the Renminbi may materially and adversely affect your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from this offering of our common stock into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

        Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. Any significant devaluation of Renminbi may reduce our operation costs in U.S. dollars but may also reduce our earnings in U.S. dollars. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

        Since 1994 the PRC has pegged the value of the Renminbi to the U.S. dollar. We do not believe that this policy has had a material effect on our business. There can be no assurance that Renminbi will not be subject to devaluation. We may not be able to hedge effectively against Renminbi devaluation, so there can be no assurance that future movements in the exchange rate of Renminbi and other currencies will not have an adverse effect on our financial condition.

        In addition, there can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

It may be difficult to effect service of process and enforcement of legal judgments upon our company and our officers and directors because some of them reside outside the United States.

        As our operations are presently based in China and some of our key directors and officers reside outside the United States, service of process on our key directors and officers may be difficult to effect within the United States. Also, substantially all of our assets are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States. We have appointed Pingji Lu, our Chairman and Chief Executive Officer, as our agent to receive service of process in any action against our company in the United States.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing the U.S. capital markets.

        At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

We may face obstacles from the communist system in China.

        Foreign companies conducting operations in China face significant political, economic and legal risks. The political system in China, including a cumbersome bureaucracy, may hinder Western investment.

We may have difficulty establishing adequate management, legal and financial controls in China.

        China historically has not adopted a Western style of management and financial reporting concepts and practices, modern banking, computer or other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

We may face judicial corruption in the People’s Republic of China.

        Another obstacle to foreign investment in the People’s Republic of China is corruption. There is no assurance that we will be able to obtain recourse, if desired, through the People’s Republic of China’s poorly developed and sometimes corrupt judicial systems.

Risks Related to This Offering

There is no assurance of an established public trading market, which would adversely affect the ability of investors in our company to sell their securities in the public markets.

         Although our common stock trades on the NASD’s automated quotation system (the “NASDAQ Stock Market”), a regular trading market for the securities may not be sustained in the future. Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the technologies industries generally; and

•	general economic and other national conditions.

The limited prior public market and trading market may cause volatility in the market price of our common stock.

        Our common stock is currently traded on the NASDAQ under the symbol “CHLN.” The quotation of our common stock on the NASDAQ does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is thus subject to volatility. In the absence of an active trading market:

•	investors may have difficulty buying and selling or obtaining market quotations;

•	market visibility for our common stock may be limited; and

•	a lack of visibility for our common stock may have a depressive effect on the market for our common stock.

Our principal stockholders, current executive officers and directors own a significant percentage of our company and will be able to exercise significant influence over our company.

        Our executive officers and directors and principal stockholders together will beneficially own a majority of the total voting power of our outstanding voting capital stock. These stockholders will be able to determine the composition of our Board of Directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. See “Principal Stockholders” for information about the ownership of common by our executive officers, directors and principal stockholders.

We do not anticipate paying dividends on the Common Stock.

        We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our directors intend to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business.

Our common stock could be considered to be a “penny stock.”

        Our common stock could be considered to be a “penny stock” if it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

         As of April 13, 2009, our stock is considered a penny stock because although it is quoted on the NASDAQ Stock Market, it has a price less than $5.00 per share.

Broker-dealer requirements may affect trading and liquidity.

        Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

        Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of our restricted stock in the public marketplace could reduce the price of our common stock.

        From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. The SEC has recently adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

        Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding; or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

        provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

        Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

THIS OFFERING

        We are registering in this Form S-1 the shares of common stock underlying the 5.0% Senior Secured Convertible Notes and the Warrants.

Common stock outstanding prior to this offering (on December 31, 2007)	30,141,887	(1)

Common stock being offered for resale to the public	3,818,275	(2)

Common stock outstanding after this offering	33,960,162	(3)

Percentage of common stock outstanding before this offering that shares being registered for resale represent	12.67%	(4)

    (1)        Excludes the 2,021,440 conversion shares we are registering under this Registration Statement in connection with the private placement completed on January 28, 2008.

    (2)        Includes both the 2,021,440 conversion shares in connection with the private placement completed on January 28, 2008 and the 1,796,835 shares of common stock to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement. Of the US$20 million Convertible Note, Only US$9 million of the Notes are convertible into shares of common stock. Based on a conversion price of approximately $5.57 per share, the US$9 million of Notes would be convertible into 1,617,152 shares. The total number of the Warrants we issued in connection with the placement of the Convertible Notes is exercisable for 1,437,468 shares. We are registering 125% of both the conversion shares (or 2,021,440 shares) and the shares issuable upon the exercise of the Warrants (or 1,796,835 shares) for resale as required by the registration rights agreement.

    (3)        Includes the total of shares being registered in the private placement pursuant to the Registration Rights Agreement.

        Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $20,000,000 in gross proceeds from the Buyers under the Securities Purchase Agreement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholders’ common stock will belong to that selling stockholder. However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of outstanding warrants.

        We may also receive proceeds from the issuance of shares of common stocks to the Buyers if they exercise their Warrants or Notes through a cash exercise. If each of the Warrants is exercised through a cash exercise at an exercise price of US $6.07 per share and each note is exercised through a cash exercise price of US $5.57, we estimate that we may receive up to an additional US $8,727,270.72 or US $9,000,000, respectively.

         This prospectus relates to the resale by the selling stockholders of up to 3,818,275 shares of our common stock, per value $0.001 per share, including up to 1,795,835 shares of common stock issuable upon the exercise of common stock purchase warrants. Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include acquisitions, investments, repayment of debt, capital expenditures, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose.

SELLING STOCKHOLDERS

         The following table sets forth the common stock ownership of the selling stockholders as of April 13, 2009. The selling stockholders acquired their securities through a private placement offering which closed on January 28, 2008.

        We will not receive any proceeds from the resale of the common stock by the selling stockholders. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, the selling stockholders are not registered broker-dealers.

Seller	Number of Shares Owned Prior to Offering (1)	Offered Shares Underlying Convertible Notes (2)	Offered Shares Underlying Warrants (2)	Aggregate Number of Shares Being Registered (2)	Number of Shares Owned After Completion of Offering	Percentage Holding After Completion of Offering (%)

Whitebox Hedged High Yield Partners, LP	—	808,576	718,734	1,527,310	0		*

Whitebox Intermarket Partners, LP	91,111	480,093	426,749	906,842	91,111		*

Whitebox Convertible Arbitrage Partners, LP	—	303,216	269,525	572,741	0		*

Whitebox Special Opportunities Fund Series B Partners, LP	—	151,608	134,763	286,371	0		*

Pope Investments II, LLC	—	202,144	179,684	381,828	0		*

Berlin Income, L.P.	—	35,375	31,444	66,819	0		*

Berlin Capital Growth, L.P.	—	15,161	13,476	28,637	0		*

Eastern Management & Financial, LLC	129,630	25,267	22,460	47,727	129,630		*

Total	220,741	2,021,440	1,796,835	3,818,275	220,741		*

(1)	As of January 19, 2009

(2)	We are registering 125% of the shares underlying convertible notes and warrants for resale as required by registration rights agreement

* indicates percentages that are below 1%.

OUR RECENT PRIVATE PLACEMENT

EXEMPTION FROM REGISTRATION.     As described under “Prospectus Summary — About Our Recent Private Placement”, we issued in connection with our private placement senior secured convertible notes and related warrants with an aggregate principal amount of $20 million, in accordance with and in reliance upon the exemption from securities registration afforded by Regulation D, Rule 506 promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”).

PURCHASE PRICE.     Our senior secured convertible notes and related warrants were offered for an aggregate purchase price of $20,000,000 to be purchased by such Buyer at the Closing.

NUMBER OF SHARES BEING REGISTERED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT.     The Securities Purchase Agreement provides that our company shall file with the Commission a registration statement registering the shares of common stock issued in connection with the private placement (the “Registrable Securities”) for unrestricted distribution and public resale by the holders of such Registrable Securities, namely a total of 3,818,275 shares of common stock, including 1,796,835 for shares underlying the Warrants.

SENIOR CONVERTIBLE NOTES ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT.     The Notes with an aggregate principal amount of $20 million bear initial interest at 5% per annum of the RMB Notional Principal Amount, which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable quarter-annually in lawful money of the United States on each calendar quarter and on the Maturity Date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB Exchange Rate as of the applicable Interest Exchange Rate Determination Date, as set forth on the Notes. $9 million of the Notes are convertible into common stock and carry an initial conversion price of $5.57 per share, which can be increased if certain stock price thresholds are met. Additionally, forced conversion can also occur at the Company’s discretion if certain stock price thresholds are met. Based on a conversion price of approximately $5.57 per share, the US$9 million of Notes would be convertible into 1,617,152 shares. We are registering 125% of the conversion shares, or 2,021,440 shares, in this Registration Statement.

WARRANTS ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT.     Each investor who has been issued a Warrant is granted the right to purchase in the aggregate 1,437,467 shares of our common stock. We have agreed to register 125% of this number, or 1,796,835 shares, according to the registration rights agreement. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of January 28, 2008 to and including February 28, 2013, at an exercise price of $6.07 per share. The exercise price was negotiated based on the price of the then current underlying common stock of the Company quoted on the OTC Bulletin Board. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

INDEMNIFICATION.     In consideration of each Investor’s execution and delivery of this Agreement and its acquisition of the Securities hereunder, and in addition to all of the Company’s other obligations under this Agreement, the Registration Rights Agreement, the Warrants, the Convertible Notes and the Security Documents, the Company will defend, protect, indemnify and hold harmless each Investor and each other holder of the Securities and all of their shareholders, officers, directors, employees, advisors and direct or indirect investors and any of the foregoing person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees “) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith.

CALL OPTION.     At any time, the Company shall have the option to redeem, in its sole and absolute discretion, up to 55% of the face amount of the Convertible Note at par (the “Redemption Amount”), plus any accrued and unpaid interest to the redemption date. To make such prepayment, the Company must give written irrevocable notice to the holder of its intent to redeem the Convertible Note not later than 20 days prior to the redemption date. Such redemption shall be applied to all Convertible Notes, pro rata, based on the respective face amounts thereof.

PIGGYBACK REGISTRATIONS.     If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registration rights are subject to delay or termination under certain circumstances.

MANDATORY REGISTRATIONS

a.     The Company will file with the SEC a Registration Statement on Form S-3 registering the Registrable Securities and no other securities for resale within 60 days after the Closing Date (the “Required Filing Date”) of the purchase of the Convertible Notes under the Purchase Agreement. If Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to effect a registration of the Registrable Securities within such 20-day period, subject to the consent of the Investors, which consent will not be unreasonably withheld.

b.     To the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), the Registration Statement will include the Registrable Securities and such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Convertible Notes and exercise of the Warrants (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions, or (ii) by reason of changes in the conversion price of the Convertible Notes or the exercise price of the Warrants in accordance with the terms thereof. The number of shares of Registrable Securities initially included in the Registration Statement will be no less than 125% of the aggregate number of Common Shares that are issuable upon conversion of the Convertible Notes at the conversion price and exercise of the Warrants at the exercise price.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state or the United States;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

  The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

        The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

        The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

        We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

        If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on its common stock. We currently intend to retain future earnings, if any, to finance the expansion of its business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share. As of April 13, 2009, there were 30,948,340 shares of our common stock issued and outstanding.

        Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

        Holders of our common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Our common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSELS

Legal Matters

        Dennis Brovarone, Esq. will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

Experts

Our financial statements as of December 31, 2007 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period of December 31, 2007, and 2008 appearing in this prospectus and registration statement have been audited by MSCM LLP., independent registered public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

BUSINESS

INDUSTRY OVERVIEW

China has experienced rapid economic growth in the last twenty years. According to China’s Department of Commercial Affairs, China’s gross domestic product (“GDP”) achieved an annual growth rate of 9.77% from 2004 to 2006. According to the National Statistics Bureau of China, the GDP of China in 2006 was RMB 20,960.95 billion, up 10.04% over the previous year.

We believe that the primary reasons behind China’s strong economic growth are

(i)        A robust domestic consumer demand resulting from rising consumer confidence and isposable income,

(ii)        increasing foreign direct investment after accession into the World Trade Organization,

(iii)        surging investments in real estate and infrastructure, as exhibited by a boom in the real property market. We believe that a paradigm shift is taking place in China, characterized by some major economic and political improvements, such as a de-politicization of Chinese society, growing private business, an emerging unified national market and integration into the global value chain.

Residential Real Estate

China is in the midst of a rapid urbanization process. There are now over 400 million Chinese living in urban areas. Despite policies to limit population growth, China’s urban population has been increasing and real estate investment has been thriving. Real estate investment has grown considerably, but not at a rate we believe is excessive relative to GDP growth. We believe that there is still strong growth potential in Chinese real estate investments. According to the National Statistics Bureau of China, real estate investment in China increased from RMB 15,000 million in 1978 to RMB 1,575,900 million in 2005. Southnet News reports in China’s Youth Newspaper that from the late 1990s to 2006, there was an annual average growth rate of approximately 20% in real estate investments.

China’s real estate market entered a new phase in 1990 with the promulgation of the Temporary Regulations on the Sale and Transfer of Urban State-Owned Real Estate which was the first in a series of major housing policy reforms. Previously all land and housing was owned by the State. Key regulatory developments have included:

•	1991- Employees allowed to use funds in their Housing Accounts to pay for deposits on home purchases;

•	1992- All large cities began to sell state owned housing;

•	1998- The policy of state allocation of housing was abolished;

•	1999- The maximum term for mortgages was extended to 30 years and financing limits were increased from 70% to 80% of the purchase price.

Statistics from the Ministry of Construction show that from 1980 to 2000, China’s real estate industry showed strong growth with newly built housing reaching an average of 218 square feet per person, a two fold increase from 1970. The PRC government expects the nation to increase aggregate housing area from the 2005 total of 59 billion square feet to 64.5 billion square feet, or approximately 70 million individual housing units, by 2015.

According to the PRC National Bureau of Statistics (NBS), in 2004, investment in Chinese real estate exceeded US$159 billion, accounting for 25 percent of fixed asset investment. The continuing national trends of urbanization and expanded development are generally expected to lead sustained growth in the market for at least the next ten years.

Since 1990s, Chinese government reforms in urban and rural housing policies have promoted the concept of the family residence in allowing individuals to purchase their own homes, and opportunities for financing such purchases through banks and other funds have become available to individuals. Previously, homes were owned by companies for their employees, and there was no market for real estate at the individual level. A viable and vibrant real estate market has emerged with these reforms. The effect of the emerging housing industry on the financial sector was considerable. According to the National Statistics Bureau of China, in 2004 individuals accounted for 93.3% of the total sales of commercial buildings.

Most of China’s housing and land development companies develop projects on a regional rather than a national basis. There are several reasons for this. First, land is controlled by local governments and local companies have better relationships with local governments and easier access to regional information. Moreover, bank loans are approved by local bank branches; therefore, local real estate companies are better able to leverage relationships to obtain financing and/or preferential financing terms. Also, housing specifications tend to vary on a regional basis based on local tastes, customs, and environmental factors.

The demand for residential housing is characterized by individuals and families, many of whom are purchasing for the first time. They will normally pay a 20% to 30% of purchase price with the remainder covered by a mortgage. On a local basis, the Xian Bureau of Statistics indicates that, from 2001 to 2004, demand for residential housing in Xian increased from 37.6 million square feet to 61.1 million square feet. During the same period, the average price per square foot increased from US$23.23 to US$37.88.

The population of Xian exceeded eight million in 2006. The average living area in Xian is about 157 square feet per person, significantly less than the national average. The Xian government expects the local average to reach 269 square feet of living area per person by the year 2020, at which time the population is expected to be ten million. This will necessitate the construction of 1.259 billion square feet of housing, an annual increase of 78.7 million square feet.

As the local economy has developed under Beijing’s “Go West” policy, personal incomes have grown, driving the demand for better housing. The residential real estate market in Xian is currently expanding in a balanced fashion. The vacancy rate for new housing is approximately 15%, the lowest in five years. The Xian residential realty market is projected to show strong and steady growth over the next three to five years, driven by changes in family living patterns, the need to alleviate crowded housing and the impact of the State’s regional development plans.

Geographically, our core property business is based in Xi’an, the industrial heartland of western China. Xi’an is an ancient city, well known for its terracotta soldiers. Xi’an is also the largest city in western China with a population of eight million and is an important technological, commercial and cultural center. Xi’an plays an important strategic role in the Chinese government’s “Going West” policy

Commercial Real Estate

Since 2000 commercial property development in China has been growing rapidly. According to the NBS, 2003 commercial property sales were 304.9 million square feet, more than double the 150.5 million square feet sold in 2000. The average selling price was US$42.69 per square foot, 1.67 times higher than the average residential housing price, representing a price increase of 12% over the previous year. The latest NBS figures show 2005 commercial property sales valued US$760 billion, a 13% increase over 2004. The demand for commercial space, particularly stores and malls, is generally not expected to slow in the near term.

OUR COMPANY

We were incorporated in the state of Nevada on July 6, 2004, as Pacific Northwest Productions Inc. On April 21, 2006, we entered into and closed a share purchase agreement with Xian Tsining Housing Development Co., Ltd., a corporation formed under the laws of the People’s Republic of China, and each of Tsining’s shareholders. Pursuant to the Agreement, we acquired all of the issued and outstanding capital stock of Tsining from the Tsining shareholders in exchange for 2,000,000 shares of our common stock. On May 4, 2006, we changed our name to China Housing & Land Development, Inc.

On March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (“New Land”), pursuant to which we have acquired 32,000,000 shares of New Land, constituting 100% equity ownership of New Land. The total purchase price for the shares acquisition is 270 million Renminbi, estimated to be approximately US$34 million at the current currency exchange rate which is subject to change. The total purchase price includes the initial cash payment of 5 million Renminbi, estimated to be approximately US$610,000, payable within 20 days after the signing of the Shares Transfer Agreement, an additional cash payment of 57 million Renminbi, estimated to be approximately US$7.2 million, payable within 30 days after the Registrant has received a satisfactory audit report of New Land, and the issuance of 10% promissory note of the aggregate amount of 208 million Renminbi, estimated to be approximately US$26.2 million, with a maturity date of January 30, 2009.

Project under construction

Project name	Type of Projects	Actual or Estimated Construction Period	Actual or Estimated Pre-sale Commencement Date	Total Site Area (m2)	Total Gross Floor Area (m2)	Sold GFA by Dec. 31/2008 (m2)
JunJing II phase one	Multi-Family residential & Commercial	Q3/ 2007 - Q3/2009	Q2/2008	39,524	136,012	57,098

JunJing II phase two	Multi-Family residential & Commercial	Q2/2009 - Q2/2011	Q3/2009	29,800	112,556	-

Project name	Total Number of Units	Number of Units sold	Estimated Revenue (million)	Contracted Revenue by Dec.31/2008 (million)	Recognized Revenue by Dec.31 2008 (million)
JunJing II phase one	1,182	559	95.6	33.6	23.8

JunJing II phase two	1,015	-	94.1	-	-

JunJing II: JunJing II is located at 38 East Hujiamiao, Xi’an with total Gross Floor Area (the “GFA”) about 248,568 square meters. It’s the first Canadian style residential community with “green and energy-saving” characteristics. The project is divided into 2 phases, namely JunJing II phase one and JunJing II phase two. We started the construction of JunJing II phase one in the third quarter of 2007 and started the presale campaign in the second quarter of 2007.

As of December 31, 2008, our customers have signed pre-sales purchase agreements for apartments with purchase prices totaling $33.6 million, of which we have recognized $23.8 million in our revenues in 2008, based on the percentage of completion method of accounting. About $9.2 million of those pre-sales payments were booked as advances from customers and will be recognized as revenues as the construction advances.

We will start the construction work for phase two in the second quarter 2009 and will begin accepting pre-sales purchase agreements during the third quarter 2009. Revenue from those pre-sales in phase two will begin to be recognized when the construction starts above the ground level.

Projects under planning and in process

Project name	Type of Projects	Estimated Construction Period	Estimated Pre-sale Commencement Date	Total Site Area (m2)	Total GFA (m2)	Total Number of Units
Baqiao New Development Zone	Land Development	2009 - 2020	N/A	N/A	N/A	N/A

Puhua	Multi-Family residential & Commercial	Q3/2009 - Q3/2014	Q4/2009	192,582	610,000	5,000

JunJing III	Multi-Family residential & Commercial	Q3/2009 - Q3/2011	Q3/2009	8,094	51,470	570

Baqiao New Development Zone:  On March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (New Land), under which the Company acquired 32,000,000 shares of New Land, constituting 100 percent equity ownership of New Land. This acquisition gave the Company the exclusive right to develop and sell 487 acres of land in Baqiao District, which became a part of main Xi’an city zone in May 2008. We believe this represents a major growth opportunity for the Company.

Xi’an has designated the Baqiao District as a major resettlement zone where the city expects 900,000 middle to upper income people to settle. The Xi’an government intends to generate a success similar to that created by Pudong for Shanghai, which has resulted in new economic opportunities and provided housing for Shanghai’s growing population.

The Xi’an municipal government plans to invest 50 billion RMB (over $6 billion) in infrastructure in the Baqiao New Development Zone. The construction of a large-scale public wetland park is well underway; it will embellish the natural environment adjacent to China Housing’s Baqiao project.

Through its New Land subsidiary, China Housing sold 18.4 acres to another developer in 2007 and generated about $24.41 million in revenue.

In 2008, we established a joint venture with Prax Capital Real Estate Holdings Limited (Prax Capital) to develop 79 acres within the Baqiao project, which will be the first phase of the Baqiao project’s development. Prax Capital invested $29.3 million cash in the joint venture. The project is further described in Puhua section below.

After selling 18.4 acres and placing 79 acres in the joint venture, about 390 acres remain available for the Company to develop in the Baqiao project.

Puhua:   The Puhua project, the Company’s 79 acre joint venture located in Baqiao project, has a total land area of 192,582 square meters and an expected gross floor area of about 610,000 square meters. In November 2008, the Company entered into an agreement with Prax Capital China Real Estate Fund I, Ltd., to form the joint venture. The joint venture was formed in late 2008, subject to certain conditions and approvals, which were satisfied. Prax Capital Real Estate Holdings Limited invested US$29.3 million cash in the joint venture. The joint venture acquired the land use rights early in the first quarter 2009, and the joint venture is proceeding with the project.

JunJing III: JunJing III is near our JunJing II project and the city expressway. It will have an expected total gross floor area of about 66,890 square meters. The project will consist of 3 high rise buildings, each 28 to 30 stories high. The project is targeting middle to high income customers who require a high quality living environment and convenient transportation to the city center. We plan to start construction during the third quarter 2009 and the pre-sales during the same quarter. The total estimated revenue from this project is about $46.0 million.

Completed Projects

Project name	Type of Projects	Completion Date	Total Site Area (m2)	Total GFA (m2)	Total Number of Units	Number of Units sold by Dec. 31/2008
Tsining Mingyuan	Multi-Family residential & Commercial	Q2/2000	17,526	53,055	303	303

Lidu Mingyuan	Multi-Family residential & Commercial	Q4/2001	5,289	8,284	56	56

Tsining Hanyuan	Multi-Family residential & Commercial	Q4/2003	3,026	32,229	238	238

Tsining Home IN	Multi-Family residential & Commercial	Q4/2003	8,483	30,072	215	213

Tsining Gangwan	Multi-Family residential & Commercial	Q4/2004	12,184	41,803	466	464

Tsining-24G	Hotel, Commercial	Q2/2006	8,227	43,563	773	672

JunJing I	Multi-Family residential & Commercial	Q3/2006	55,588	167,931	1,671	1,566

Tsining Mingyuan: 8 East Youyi Road, Xi’an. The construction area was 53,055 square meters. Mingyuan is a residential complex consisting of 303 apartments ranging from two to four bedrooms. Construction commenced in March 1998 and was completed in April 2000. In total, the project generated total sales of US$19.98 million.

Lidu Mingyuan: 25 East Mutoushi, Xi’an. Located in the prime commercial area near Xi’an historic Bell Tower. The project covers 1.3 acres, a building area of 8,284 square meters, and has 56 apartments ranging from two to four bedrooms. The project began in October 2000 and was completed in November 2001. Total sales were US$4.32 million.

Tsining Hanyuan: 6 East Youyi Road, Xi’an. Located in the south of Xi’an, the area is noted for its schools and universities. The project was started in February 2002 and completed in December 2003. It is comprised of 238 two and three bedroom apartments and covering a total construction area of 32,229 square meters. The project generated total sales of US$14.05 million.

Tsining Home IN: 88 North Xingqing Road, Xi’an. Located near the city center, the Home IN project consists of 215 two and three bedroom western-style apartments. Total construction area is 30,072 square meters. The project, completed in December 2003, generated sales of US$12.77 million in total sales.

Tsining GangWan: 123 Laodong Road, Xi’an. Less than one mile from the western hi-tech industrial zone, GangWan spans three acres and is comprised of eight buildings with a total construction area of 41,803 square meters. The project began in April 2003 and was completed in December 2004. GangWan has 466 apartments ranging from one to three bedrooms. Total sales were US$ 18.28 million.

Tsining 24G: 133 Changle Road, Xi’an. 24G is an redevelopment of an existing 26 floor building, located in the center of the most matured and developed commercial belt of the city. This upscale development will include secured parking, cable TV, hot water, air conditioning, natural gas access, internet connection, and exercise facilities. This project was awarded “The Most Investment Potential Award in Xi’an city ” in 2006, by organizing Committee of Western Housing Exposition Its target Customer: White collar workers, small business owners and traders, entrepreneurs. Total area available for residential use was 43,563 square meters, covering 372 one to three bedroom serviced apartments. The project started construction in June 2005 and was completed in June 2006 with sales totaled $38.22 million.

Tsining JunJing Garden I: 369 North Jinhua Road, Xi’an. It’s the first German style Residential & Commercial Community in Xi’an, designed by the world-famous WSP architect design house. Its target Customer is local middle income families. The project has 15 residential apartment buildings consisting of 1,230 one to five bedroom apartments. The Garden will feature secured parking, cable TV, hot water, heating systems, and access to natural gas. Total GFA available was 167,931 square meters. JunJing Garden I was also a commercial venture that will house small businesses serving the needs of JunJing Garden I residents and surrounding residential communities. The project was completed in September 2006 and generated total revenue $48.88 million.

All the sales figures above are as of December 31, 2008.

MARKETING

Similar advertising methods are used for both commercial and residential marketing initiatives. Local television, billboards, internet, and radio advertising are all utilized to reach our target demographic. A sales force is on-site to handle all prospective customer inquiries.

LAND USE RIGHTS

The supply of land is controlled by the government. There are generally three ways in which we acquire land.

•	Purchase by auction held by the Land Consolidation and Rehabilitation Center;

•	Purchase by auction held by court under bankruptcy proceedings;

•	Merger with or acquisition of a state-owned enterprise that controls developable land.

All such purchases of land are required to be reported to and authorized by the Xian Bureau of Land and Natural Resources.

As for other suppliers of design and construction services, we typically selects the lowest-cost provider through an open bidding process. Such service providers are numerous in China and we foresee no difficulties in securing alternative sources of services as needed.

INTELLECTUAL PROPERTY

We currently have no registered intellectual property.

SEASONALITY

Our business is not seasonal.

RESEARCH AND DEVELOPMENT

We have not had any material research and development expenses over the past three years. Due to the characteristics of the housing and land development industry, “R&D” primarily consists of marketing study. The funding of our marketing study comes from our operating cash flow and the expenses have not been material.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

To date, we have been compliant with all registrations and requirements for the issuance and maintenance of all licenses required by the applicable governing authorities in China. These licenses include:

•
“Qualification Certificate for Real Estate Development” authorized by the Shaanxi Construction Bureau, effective from December 20, 2006 to December 20, 2009. License No: JianKaiQi (2006) 603. The housing & land development process is regulated by the Ministry of Construction and authorized by the local offices of the Ministry. Each development project must obtain the following licenses:

•	“License for Construction Area Planning” and “License for Construction Project Planning”, authorized by Xian Bureau of Municipal Design;

•	“Building Permit” authorized by the Committee of Municipal and Rural Construction;

After construction is complete, the project must obtain a validation certificate and there are various standards that must be met to obtain this certificate. These standards are regulated by Local Ministry of Construction Bureau.

Housing and land development sales companies are regulated by the Ministry of Land & Natural Resources and authorized by the local office of the Ministry. Each project also has to be authorized and must obtain a “Commercial License for Housing Sale” from the Real Estate Bureau.

COMPETITION

The real estate development business in China is organized into four levels under the structure of the “Qualification Certificate for Real Estate Development Enterprise.” The starting level is Level 4 (see table below). Dependent upon its registered capital, the number of years of industry experience, the area of land it has developed and its safety record, a company may climb the scale to participate in larger projects. However, only one level may be ascended per year.

	Registered Capital (million)	Experience (years)	Developed Are (square feet)	Other	Time for license to be authorized
Level 1	US$6.25	5	3,229,278	No
Level 2	US$2.5	3	1,614,639	Severe	20 Days
Level 3	US$1	2	538,213	Accident
Level 4	US$0.125	1	N/A

On the national level, there are numerous Level 1 companies that have real estate projects across China (to develop in multiple regions a Level 1 status is required). There are 79 housing and land development companies listed on the Shanghai, Shenzhen and Hong Kong Stock Exchanges. However, such companies usually undertake large scale projects and are unlikely to compete with us for business as we target small to medium size projects.

We had gained Level 1 status under the China Ministry of Construction licensing policy in December 20 2006. Typically, the housing and land development industry is a regional business with mostly local players competing with us for small to medium size projects. In Xian the direct competition includes Xian Hi-Tech Industrial District Real Estate Development Co. Ltd. (Level 1), the largest real estate developer in Xian and in the top five for Northwest China, (Tiandiyuan: 600665, Shanghai Exchange). This company generally undertakes larger scale projects. This company is a state-owned enterprise established in May 1991. The company is now operating four projects in Xian with a total construction area of 14,598,191 square feet.

We are aware of two privately owned companies in Xian which may be considered to be direct competitors in the small to medium sized project sector:

Xian Yahe Real Estate Development Co. Ltd. (Level 2) Established in 1993, this company has a development portfolio of six projects with a total construction area of 5,279,860 square feet. These projects are mainly in North Xian. The company has a similar profile to Tsining, however, since it is headquartered in North Xian, a relatively less desirable area, the marketability and price of its projects are not as high as Tsining developments. Moreover, while the cost of development is similar to other areas of the city, the selling price of property is lower than the Xian average.

Xian Yanta District Rural & Urban Construction Development Company (Level 2) A state-owned enterprise established in 1985. It has five projects developed with a total construction area of 7,212,055 square feet. It has two projects currently under development with a total construction area of 1,340,258 square feet. Since the company is controlled by the Xian Yanta District Government most of the company’s developments are municipal reform projects in the Yanta District.

We are the third-ranked housing and land development company in Shaanxi Province and ranked as the number one private housing and land development company in Xian (ranking assigned in 2005 by the China Enterprise Confederation and China Enterprise Directors’ Association). We are also an “AAA Enterprise in the Shaanxi Construction Industry” as recognized by the Shaanxi Province Enterprise Credit Association, which is consisted by 27 banks and financial institutes. Our principal methods of competition include lower price and high quality of construction standard and services. We engage in large scale real estate development so that we can build and offer to sell on an economic scale.

Employees

As of December 31, 2008, we had 77 employees in the following capacities: 11 management, 4 administrative, 11 finance, 4 planning, 3 research and development, and 44 employees in subsidiaries, including 30 in Tsining, 9 in New Land, and 5 in the Puhua.

We believe we have a good working relationship with our employees. We are not a party to any collective bargaining agreements. At present, no significant change in our staffing is expected over the next 12 months, except for our acquisition of the property management company we acquired in January 2009. All employees are eligible for performance-based compensation.

MARKET FOR CHINA HOUSING & LAND DEVELOPMENT, INC.’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on NASDAQ under the symbol CHLN. The following table shows, for the periods indicated, the high and low trading prices for our common stock as reported by the National Quotation Bureau, Inc., from the second quarter of 2006 through May 15, 2008 when our stock traded on the OTC Bulletin Board, and as reported by NASDAQ from May 16, 2008 onward.

High & Low Stock Price	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2008
High	6.10	5.65	4.25	2.33
Low	3.30	3.80	1.85	0.75
2007
High	3.85	5.20	5.00	8.20
Low	2.00	3.15	3.20	4.25
2006
High	N/A	4.25	3.75	3.10
Low	N/A	3.50	1.70	1.55

On April 10, 2009, the closing price of our common stock was $1.42.

As of December 31, 2008, there were approximately 154 shareholders of record of our common stock, excluding shareholders who have their shares held in street name (by their stock brokerage firms).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        The company is subject to the following market risks, including but not limit to:

General Real Estate Risk

There is a risk that the company’s property values could go down due to general economic conditions, a weak market for real estate generally, or changing supply and demand. The company’s property held for sale value, approximately $13 million at the end of September, 2007, may change due to market fluctuations. Currently, it is valued at its cost which is significantly below the market value.

Risk Relating to Property Sales

The company may not be able to sell a property at a particular time for its full value, particularly in a poor market.

Foreign Currency Exchange Rate Risk

The company is doing all its business in P.R. China. All the revenue and profit is denominated in RMB. When RMB depreciates, it may adversely affect the company’s financial performance. Specifically, since the company’s recent $20 million senior convertible note interest payment is denominated in US dollars, the depreciation of RMB may incur additional cost to its financial cost.

MANAGEMENT

Directors and executive officers

        Below are the names and certain information regarding our executive officers and directors.

Name
First	Last	Age	Title
Pingji	Lu	57	Chairman
Xiaohong	Feng	43	Chief Executive Officer and Director
Genxiang	Xiao	45	Chief Administrative Officer and Director
Jing	Lu	29	Chief Operating Officer & Board Secretary
Michael	Marks	36	Independent Director
Carolina	Woo	68	Independent Director
Albert	McLelland	50	Independent Director
Suiyi	Gao	54	Independent Director
William	Xin	41	Chief Financial Officer

Officers are elected annually by the Board of Directors, at the Company’s annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Mr. Pingji Lu, Chairman

Mr. Pingji Lu, 57, has served as the Chairman of the Board of Directors and Chief Executive Officer since joining the Company in September 1999. In addition, Mr. Lu was the founder of Lanbo Financial Investment Company Group Limited, where he was the Chairman of the Board and Chief Executive Officer from our formation in September 2003 until it’s merger with Lanbo Financial Group, Inc., when Mr. Lu served as the Chairman of the Board and Chief Executive Officer of Lanbo Financial Group, Inc. until December 2005. Prior to that Mr. Lu was the Chairman of the Board and Chief Executive Officer of Xian Newstar Real Estate Development Co., Ltd. from 1998 and previously served as General Manager from 1992 to 2003. From February 1968 to December 1999, Mr. Lu held various positions in the Chinese military, including soldier, Director of Barrack Administration, supervisor, and Senior Colonel. Mr. Lu is member of the Enterprise Credit Association of Shaanxi Province. Mr. Lu graduated from Xi’an Army College with a major in architectural engineering. On January 12, 2009, Mr. Lu resigned as Chief Executive Officer but has remained as Chairman of the Company.

Mr. Xiaohong Feng, Chief Executive Officer & Director

Mr. Xiaohong Feng, 43, has been Chief Operating Officer and a Board Member of the Company since joining in January 2003. In addition, Mr. Xiao Feng was a director of Lanbo Financial Group, Inc. from November 2004 until December 2005. Previously Mr. Feng served as President and a director of Xian Newstar Real Estate Development Co., Ltd. from 2003 to 2004. From June 1996 to December 2002, Mr. Feng was general manager and president of Xi’an Honghua Industry, Inc. He is a member of the China Architecture Association, vice-president of Shaanxi Province Real Estate Association, and vice director of Xi’an Decoration Association. Mr.Feng received an M.S. of Architecture Science from Xi’an Architecture & Technology University in 1990. On January 12, 2009, Mr. Feng was appointed as Chief Executive Officer of the Company.

Mr. William Xin, Chief Financial Officer

Mr. William Xin, 41, has been Chief Financial Officer of the Company since joining in January 2008. Mr. Xin has over ten years of experience in finance and international executive management operating in a broad range of industries. Most recently he was managing partner of Golden Leaf Investment Group, where he provided financial consulting, strategic planning, market research and venture capital services for multiple Chinese companies. Since 2005, Mr. Xin has served as Managing Partner at Golden Leaf Investment Group in New York City where he has provided financial consulting, strategic planning, market research and venture capital services on a number of projects including a hydropower company, a nanotechnology company and two emerging telecommunications companies. From 2000 through 2005, Mr. Xin was co-founder, chairman and CEO of BChinaB, Inc., a vertically-integrated US-based outsourcing company, where he helped companies such as Henry Schein, Libbey Inc., Ametek, Inc. Champion Enterprises and Rheem Air Conditioners increase profitability by outsourcing their supply chains to China. Mr. Xin has been featured in the Wall Street Journal and Crain’s magazine as a China business expert and has spoken on many panels regarding China. Mr. Xin earned his Bachelor’s degree and Master of Business Administration degree from Yale University in New Haven, Connecticut

Mr. Genxiang Xiao, Chief Administrative Officer and Director

Mr. Genxiang Xiao, 45, Chief Administrative Officer and Director of the Company, joined the Company and became Chief Administrative Officer and Board Member in September 1999. In addition, Mr. Xiao was a director and Executive Vice President of Lanbo Financial Investment Company Group Limited from October 2003 until our merger with Lanbo Financial Group, Inc., when Mr. Xiao served as the Executive Vice President, Chief Operating Officer and a director of Lanbo Financial Group, Inc. until December 2005. Prior to that Mr. Xiao was a director and President of Xian Newstar Real Estate Development Co., Ltd. from 1999 to 2003. Mr. Xiao received an M.B.A from Xi’an Jiaotong University in 2001. On January 12, 2009, Mr. Xiao resigned as Chief Administrative Officer and continued as Managing Director on the Board.

Ms. Jing Lu, Chief Operating Officer, Board Secretary

Ms. Lu, age 29, was elected to her current position on January 12, 2009. She previously served as Vice President of the company from 2004 through 2008. Ms. Lu continues to serve as Board Secretary, which she has done since 2004, and is the company's primary spokesperson with investors and security analysts. She received her Master’s degree from King's College in London in September 2004. Ms. Lu is the daughter of Mr. Pingji Lu.

Ms. Carolina Woo, Independent Director

Ms. Carolina Woo, 68, servers as independent Director of our Company on October 10, 2007. She is currently the owner of CW Group, a consulting firm focused in real estate development, planning and design. Ms. Woo is also a member of the Board of Trustees of the Rhode Island School of Design. Previously, Ms. Woo worked at Skidmore, Owings & Merrill LLP (SOM) beginning in 1969, and retired as a partner of the international architecture-engineering office of SOM where she served as the President of SOM International Ltd. with overall responsibility for SOM’s work in China, Hong Kong, Taiwan, and the Asia-Pacific region. Ms. Woo received her Master’s Degree from Columbia University Graduate School of Business and her Bachelor’s Degree in Architecture from the Road Island School of Design.

Mr. Michael Marks, Independent Director

Mr. Michael Marks, 36, has served as independent Director of our Company on October 10, 2007. Until December 2007 he was a managing director and principal of Sonnenblick Goldman Asia Pacific Limited, a firm that provides advisory services in real estate investments. Mr. Marks is also the President and Director of Middle Kingdom Alliance Corp., a special purpose acquisition corporation listed on Over-the-Counter Bulletin Board. Previously, Mr. Marks served as a director of Horwath Asia Pacific from January 2002 to December 2005 and was the Chief Executive Officer and Director at B2Gglobe (Pty) Limited from May 2001 to December 2002. Mr. Marks received both Bachelor’s and Master’s Degrees in Commerce from the University of the Witwatersrand in Johannesburg, South Africa in 1994 and 1997, respectively, and also received a Bachelor’s Degree in Psychology from the University of South Africa in 1998. In 1997, Mr. Marks qualified as a Chartered Accountant in South Africa, and in 1999 as a Fellow of the Association of International Accountants in the United Kingdom.

Mr. Suiyin Gao, Independent Director

Mr. Suiyin Gao, 54, servers as independent Director of our Company on October 10, 2007. He has over 30 years experience in human resource and management consultant area. Mr. Gao is currently the head of the Shaanxi Senior Talent Office, which is affiliated with Shaanxi Provincial government and focused on corporation management, consultation and human resources services. Mr. Gao is the founder and chairman of Shanxi management Member Club, one of the largest manager clubs in Shanxi province. Mr. Gao is currently an independent director of six enterprises, and also acted as senior consultant for more than twenty enterprises. Previously, Mr. Gao worked)government since 1973. In 1998, Mr. Gao received his degree in Master of Business Administration from Northwest University in China.

Mr. Albert McLelland, Independent Director

Mr. Albert McLelland began serving as an independent director in February 2009. He also serves as the Chairman of the Board's Audit Committee. Mr. McLelland has been Senior Managing Director of AmPac Strategic Capital LLC since 2003. He is also a founder and Managing Director of AmPac-TDJ LLC. Prior to founding AmPac Strategic Capital, Mr. McLelland was responsible for the day to day cross-border transactions practice of PricewaterhouseCoopers’ Financial Advisory Services. Mr. McLelland has extensive investment and merchant banking experience, has built two Asian-based financial service firms, and has led the corporate finance department at CEF Taiwan Limited. He began his investment banking career in Public Finance at Shearson Lehman. He holds an M.B.A. degree from the University of Chicago and a Master of International Affairs degree from Columbia University. He completed his undergraduate studies at the University of South Florida and studied Mandarin at the National Normal University in Taiwan. Since September 2008, Mr. McLelland has served as an independent director and Chairman of the audit committee of the Board of Directors for China Fire & Security Group, Inc. On March 9, 2009, Mr. McLelland became an independent director and Chairman of the audit committee of the Board of Directors for Yanglin Soybean, Inc.

The following table sets forth all our independent directors of the Board of Directors and their positions at the Compensation, Nominating and Audit Committees:

Independent Directors	Title	Service in committee

Mr. Michael Marks	Independent Director	Chairman of Compensation Committee; Member of Audit Committee

Ms. Carolina Woo	Independent Director	Member of Audit Committee; Member of Nominating and Governance Committee

Mr. Albert McLelland	Independent Director	Chairman of Audit Committee; Member of Compensation Committee

Mr. Suiyin Gao	Independent Director	Chairman of Nominating and Governance Committee; Member of Compensation Committee

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

        The primary objective of our executive compensation program is to attract and retain an excellent management team that has key attributes such as business acumen, industry experience, personal integrity, the ability to recognize and make the most of the talent within the Company, and is motivated to work as a team and achieve results. A further objective of our compensation program is to provide incentives and reward each member of the management team for their contribution. In addition, we strive to promote an ownership mentality among key leadership and the Board of Directors.

The key elements of compensation for the executive officers are a base salary and a bonus paid in cash and/or incentive stock award in shares of company’s common stock. We have no policies for allocating between cash and non-cash compensation.  The Company’s bonus has been paid mostly in cash because it is easier to measure the value of cash than stock for bonus payment. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus.

        Our compensation program is designed to reward performance. The base salary is paid to provide for basic living expenses, the bonus are paid to reward performance. The amount of the payment has been determined based on work performance, importance of position and individual credentials. The guidance for the executive officers’ performance evaluation and performance assessment has been set forth in the Company’s Guidelines for Performance Evaluation and Performance Assessment Rule (the “Guidelines”). The Guidelines was established by the HR and the Compensation Committee from the beginning of the Company and has been revised and updated annually. Our compensation elements are a business decision under the purview of the Compensation Committee which evaluates the effectiveness of such elements on an annual basis, and are set forth in the Guidelines.

        Based on the Guidelines, the general principle for the executive compensation is that annual compensation equals to (monthly base salary + monthly bonus) * 12 + annual bonus. Annual compensation is a fixed amount determined by the Compensation Committee at the beginning of the year based on the business operation condition, market and individual positions and capabilities. Every month, each individual is paid a certain amount of base and monthly bonus, which, for 12 months, constitutes 40-60% of the total annual compensation (the percentage is determined by the amount of annual compensation; the smaller the amount is, the bigger the percentage will be allocated). The rest of the compensation, based on the performance evaluation at the year end, will be paid to executive officers all at once.

The monthly base salary is the minimum amount of salary permitted by the Chinese labor and employment law.  Because the Compensation Committee understands that it is not sufficient to cover the basic life expenses of the executive officers and keep them motivated, the monthly bonus is paid to complement the base salary. However, the ability to keep the monthly bonus depends on whether the executive officers can meet their monthly performance targets.  If the required performance targets have not been accomplished, the monthly bonus already paid to the executive officers will be recouped to the Company As a result, the so-called “monthly bonus” is in fact a contingent part of salary which can be taken away by the Company at the year end. The annual bonus is the bonus we pay for those who meet their annual performance targets.  It is unrelated to the monthly bonus and once awarded, cannot be taken away. The salary, plus the  bonus at year end, may exceed the annual compensation fixed at the beginning of the year if certain performance targets significant to the Company have been accomplished pursuant to the principles of the Guidelines.

However, we are a relatively small company compared to many listed companies with limited resources and management manpower to engage in very sophisticated and complicated executive compensation calculation system. We have to spend our limited management resources on running our business operations rather than trying to achieve a sophisticated compensation system and depend on the business judgment of compensation committee to make business judgment calls on the overall policies and treatment of executive compensation issues. We engaged an independent compensation advisor in September 1999 but had to terminate the engagement due to cost considerations in October 2007. Before the termination, no substantive service was provided for many years due to non-performance of certain services to be provided by the consultant.

         Our Compensation Committee reviews and approves, or in some cases recommends for the approval of the full Board of Directors, the annual compensation for our Executive Officers. Regarding most compensation matters, including executive and director compensation, our management provides recommendations to the Compensation Committee. Typically, our human resource department recommends to the Compensation Committee of the Board of Directors compensation package proposals based on prevailing compensation standards in our industry, which in turn reviews and approves such proposals. Our Compensation Committee may consult with the executive officers to form consensus on such packages. Our executive officers may discuss any disagreements and needed amendment to such proposals with our Compensation Committee before such proposals are finalized and approved by the Compensation Committee and finally by the entire board. It is a transparent process initiated by the human resource department that makes such recommendation directly to the Compensation Committee. The Compensation Committee does not delegate any of its functions to others in setting compensation. Our Compensation Committee does not include any Executive Officers.

        In measuring our Executive Officers’ contributions, the Compensation Committee considers numerous factors including our growth, strategic business relationships and financial performance. The Compensation Committee takes the following actions in determining the compensation of our Executive Officers:

•
Reviewing the peer group to help decide Company performance and executive officer compensation. In this case we typically refer to our competitors in our market such as Xian Hi-Tech Industrial District Real Estate Development Co. Ltd, Xian Yahe Real Estate Development Co. Ltd, Xian Yanta District Rural & Urban Construction Development Company to compare and use as reference. We do not engage in benchmarking compensation against other companies.

•	Reviews executive officer compensation to ensure that a significant portion is performance-based to create incentives for above-target performance and consequences for below-target performance,

•	Reviews tally sheets of total compensation and benefits for each executive officer to ensure the Committee understands all aspects of each executive officer’s total compensation,

•	Approves incentive plans’ performance targets, which are linked to Company performance,

•	Make sure that total compensation paid to the Chief Executive Officer and the other executive officers is appropriate based on the Company’s performance relative to that of the peer group, and

•
Approves base salary adjustments and also approves annual award payouts for each year based on actual performance achieved relative to the pre-established performance targets and evaluation of individual performance.

        We have no individual agreements, arrangements or other programs in which additional compensation is paid upon entering into or completing a change-in-control of the Company, nor is additional compensation or severance payable in the event of termination of employment following a change-in-control of the Company beyond amounts otherwise payable upon termination of employment.

        The Company has entered into employment agreements and severance compensation arrangements with some of the named executive officers. Based on research on the peer group and general industry conducted by the consultant and the Committee’s own experience, the Company believes that pre-established severance arrangements provide assurances of fair treatment to the executives and help retain key executives for the benefit of the Company. Such agreements support the development of an experienced management team and are competitive with practices among the peer group.

        The Committee has developed the following guidelines for the Company to limit compensation in severance agreements:

•	Employment and severance agreements are used only for a limited group of executives.

•
Termination of employment for cause should result in the forfeiture of all unpaid compensation, all unpaid cash or stock incentive compensation, and the Company may consider forfeiture of certain benefits that are not protected by federal or state law.

•
Death or disability should normally result in payment of compensation earned through that date, plus cash and stock compensation and other employee benefits under the terms and conditions of those plans.

•
Voluntary termination of employment or retirement should normally result in payment of compensation earned through that date, plus other vested employee benefits under the terms of the applicable plans and, in the case of retirement, accrued bonus and stock compensation under the terms of the applicable plans.

•
For involuntary termination of employment without cause, the value of cash severance arrangements should be limited to compensation normally payable through the end of the employment agreement, but generally not less than one year’s base salary and target bonus. Stock compensation should follow the vesting rules set by the Committee in the stock grant’s terms and conditions, although the Committee varies from this practice depending on the facts and circumstances. Employee benefits remain payable under the terms and conditions of the benefit plans.

         Currently, we have not issued any type of compensation shares subject to vesting. The awards of restricted shares of common stock under the Stock Incentive Plan 2007-2008 are immediately vested upon issuance due to the fact that they were issued retrospectively post the achievement of performance goals in 2007.

        The following table sets forth all compensation paid in respect of our Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the Named Executive Officers) for our last three completed fiscal years. The compensation is comprised of base salary and bonus.

SUMMARY COMPENSATION TABLE

SUMMARY COMPENSATION TABLE

        The following table sets forth all compensation paid in respect of our Chief Executive Officer, Chief Financial Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the Named Executive Officers) for our last four completed fiscal years. The compensation is comprised of base salary and bonus. The Company’s compensation committee has not completed the 2008 annual review for our executive officers and all 2008 bonus numbers are preliminary and subject to change.

				Bonus (2)		Stock	Option
Name and Principal Position	Year	Base Salary ($) (1)		Cash ($)	Stock ($)	Awards ($) (3)	Awards ($)
Pingji Lu (4)	2008		$3,868	30,066	N/A	N/A	N/A
Chairman	2007		$2,174	17,111	1,641,626	1,641,626	N/A
	2006		$1,769	15,015	N/A	N/A	N/A
	2005		$1,561	15,326	N/A	N/A	N/A

Genxiang Xiao	2008		$3,516	16,670	N/A	N/A	N/A
Chief Executive Officer and Director	2007		$2,174	9,729	348,730	348,730	N/A
	2006		$1,769	11,994	N/A	N/A	N/A
	2005		$1,561	12,286	N/A	N/A	N/A

Xiaohong Feng	2008		$3,516	21,928	N/A	N/A	N/A
Chief Operating Officer & Board Member	2007		$2,174	16,647	427,006	427,006	N/A
	2006		$1,769	13,507	N/A	N/A	N/A
	2005		$1,561	13,809	N/A	N/A	N/A

Yulong Wan	2008	$	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer	2007		$1,777	N/A	73,815	73,815	N/A
Notes: Working Period (Jan to Apr, 2007)	2006		$1,385	5,853	N/A	N/A	N/A
	2005		$1,190	6,093	N/A	N/A	N/A

Zhiyong Shi	2008		$3,516	12,756	N/A	N/A	N/A
Vice President, Chief Legal	2007		$725	757	N/A	N/A	N/A
Notes: Working Period (Jan to Apr, 2007)	2006		$1,769	6,962	N/A	N/A	N/A
Counsel and Board Member	2005		$1,561	7,224	N/A	N/A	N/A

William Xin (5)	2008		$36,000	0	0	43,000	0
Chief Financial Officer	2007	$	N/A	N/A	N/A	N/A	N/A
	2006	$	N/A	N/A	N/A	N/A	N/A
	2005	$	N/A	N/A	N/A	N/A	N/A

Jing Lu	2008		$2,813	8,626	N/A	N/A	N/A
Chief Operating Officer	2007		$6,957	6,957	312,082	312,082	N/A
	2006		$4,615	4,615	N/A	N/A	N/A
	2005	$	N/A	N/A	N/A	N/A	N/A

1.
The Company pays salaries in RMB to all executive officers every month. The RMB amount is translated into USD when the Company files SEC documents. The exchange rates used were the average rates of 2008, 2007 and 2006. They were 0.1439,0.1315 and 0.12557 respectively. The stock awards were valued based on the closing price of our common stock on the NASDAQ on July 2, 2008.

2.
The Company’s bonus has been mostly in cash. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus. The dollar value of stock is based on the stock price of $3.99 per share, the closing price of our common stock on the NASDAQ on July 2, 2008.

3.
The stock awards column shows all stocks paid to our executives, which includes the stocks paid in 2008 for their 2007 performance. The stock awards amount is based on the stock price of $3.99 per share, the closing price of our common stock on the NASDAQ on July 2, 2008.

4.	Since June 1st, 2008, Chairman Mr. Lu’s salary increased to $200,000 USD, which was approved by compensation committee on June 1, 2008.

5.
William Xin’s compensation package includes base salary and a total of 100,000 shares of the Company’s common stock which will be vested equally over the three year employment period by 33.33% each year and are not based on the performance evaluation at the year end. For 2008, the stock amount he received as part of his compensation is based on the stock price of $1.29, the closing price of our common stock on the NASDAQ on December 31, 2008.

COMPENSATION OF NAMED EXECUTIVES

         On June 1, 2008 the Company entered into a one-year employment agreement with Pingji Lu as President and Chief Executive Officer. The annual compensation is USD$200,000. The agreement provides for a monthly base salary of RMB 2,200 (or USD$301, determined based on the minimum base salary requirements by the Employment Law of the PRC), and a monthly bonus of RMB 22,000 (or USD$3,010), which for 12 months, constitutes 20% to 40% of the annual compensation based on the Guidelines. The performance or bonus payment is given pursuant to the Guidelines in accordance with relevant laws. The Company has the right to adjust Mr. Lu’s salary according to his production operations, alteration of his post and distribution methods for labor remuneration established under the law. Mr. Lu is entitled to pension insurance, unemployment insurance, medical insurance, overall-planned medical care for serious illnesses, housing fund and other social insurance of the Company pursuant to relevant regulations of the province and Xi’an city. In the event the Company terminates Mr. Lu’s employment in violation of the agreement, the Company shall be required to pay Mr. Lu, in addition to paying the salaries for the remaining months of the term in full, economic compensation equal to 25% of the corresponding salaries. The Company has set up both monthly and annual personal performance target for Mr. Pingji Lu. The monthly bonus is measured in accordance with his contribution to the Company and reviewed and is subject to adjustment in his total annual compensation by the Compensation Committee periodically.

        In 2008, Mr. Lu was paid 60,000 shares at a value of $239,400 as his performance bonus based on the Compensation Committee’s decision in view of the audited financial statements of 2007.

        Our HR department measured Mr. Lu’s performance scores in accordance with his annual targets agreement. Mr. Lu signed his annual targets agreement with the Company at the beginning of 2007. At the beginning of 2008, the HR department reviewed the targets agreement to measure how many targets had been met by Mr. Lu and then set his targets score accordingly. The result was then sent to our compensation committee to get approval.

        On January 2, 2008 the Company entered into a three-year employment agreement with William Xin as Chief Financial Officer. The agreement provides for an annualized base salary to Mr. Xin of $36,000 before tax. The base salary will be reviewed annually by the Board of Directors of the Company, provided, however, that the base salary shall not be decreased below the amount set forth in the first year. During Mr. Xin’s term of three year, totally 100,000 shares of the Company’s common stock should be granted to him. All of the shares of common stock shall be vested equally over the three year employment period by 33.33% each year with pro rata vesting if it is less than a full year. In the event the Company terminates Mr. Xin’s employment without cause, as defined in the agreement, or due to the change of control, the Company shall be required to pay Mr. Xin the lesser of (1) six months, or (2) the balance of the remaining three year contract all the salary and economic benefits including but not limited to all the unvested shares, health insurance and other infringe benefit.

        On January 12, 2009, Mr. Xiaohong Feng was appointed as the new Chief Executive Officer of the Company. Mr. Feng's employment agreement is still in negotiation and the Company will file a Form 8-K to disclose the agreement as soon as it is approved by the Compensation Committee.

DIRECTOR COMPENSATION

         The table below sets forth the salary our independent director received for the services performed in the last three years. Our directors’ salary comprises of both cash and stock. For 2008, the stock value is based on the stock price of $1.29. The cash salary is paid to all directors in USD every quarter.

		Salary
Name and Principal Position	Year	Cash ($)		Stock ($)
Carolina Woo	2008		$20,000	9,675
Independent director of the Board	2007		$3,333	N/A
Notes: Working Period (Nov to Dec, 2007)	2006	$	N/A	N/A

Edward Meng (1)	2008		$23,333	4,838
Independent director of the Board	2007		$5,000	N/A
Notes: Working Period (Nov to Dec, 2007)	2006	$	N/A	N/A

Michael Marks	2008		$15,000	6,450
Independent director of the Board	2007		$2,500	N/A
Notes: Working Period (Nov to Dec, 2007)	2006	$	N/A	N/A

Suiyin Gao	2008		$15,000	6,450
Independent director of the Board	2007		$2,500	N/A
Notes: Working Period (Nov to Dec, 2007)	2006	$	N/A	N/A

(1)	Edward Meng resigned as independent director on October 10, 2008.

THE STOCK INCENTIVE PLAN

        The Board of Directors (the “Board”) has adopted the 2007 Stock Incentive Plan (the “Plan”). Since the adoption of the our incentive plan of 2007, we just paid out the first round of incentive compensation based on restricted common shares of the company, which was disclosed on Form 8K dated July 14, 2008. The restricted shares were paid in 2008 in consideration of the performance of the employees in 2007 and were vested immediately upon payment. No other payment was made under the Plan.

        The purpose of the Plan is to increase our ability to attract and retain talented employees, officers, consultants and directors and thereby enhance our growth and profitability. The Plan provides for the grant of awards of restricted stock to those of our employees, officers, consultants and directors as may be designated by the Board or the committee appointed by the Board. Awards of restricted stock are rights to receive shares of common stock which are subject to a substantial risk of forfeiture and restrictions on transferability.

        The following is a summary of the principal features of the Plan.

ADMINISTRATION OF THE PLAN

        The Board or a committee appointed by the Board shall administer the Plan. The committee shall consist of such number of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) as may be required and each such non-employee director shall satisfy such requirements as may be necessary to qualify for exemptions under Rule 16b-3. To the extent required for compensation realized from the restricted stock issued under the Plan to be deductible by us or any of our subsidiaries pursuant to Section 162(m) of the Code, the members of such committee shall also be comprised solely of “outside directors” within the meaning of Section 162(m) of the Code. Subject to the express provisions of the Plan, the Board or the committee has the complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board or the committee has the authority to determine, among other things, the persons to whom awards of restricted stock will be granted, the number of shares to be granted, and the terms and conditions of each award, including the period during which an award will be subject to restrictions. In addition, the committee shall determine whether any such grant is intended to qualify as performance-based compensation under Section 162(m) of the Code.

PERFORMANCE GOALS

        Other than the granting of the restricted shares in 2008 for performance goal already achieved in 2007, normally the vesting of the Restricted Shares will occur over a year period of time (the “Performance Period”). Within ninety (90) days after the beginning of each period of service to which the performance goal relates during the Performance Period, the Committee will establish a performance goal for such calendar year based upon the Company’s annual net profits as set forth in the Plan’s implementation rules (each such goal is hereinafter referred to as the “Performance Measure” for the applicable year of the Performance Period). For the fiscal year of 2007, the Performance Measure is an annual net profit no less than $16.3 million. If the Performance Measure for an applicable year of the Performance Period is attained, and if the grantee remains in the continuous employ or service of the Company or any of its Subsidiaries through December 31 of the applicable year of the Performance Period, then 100 percent of the restricted shares will vest as of the date the Committee determines that the Performance Measure has been attained. If the relevant performance goal is not obtained, the insurance of the award shares will be postponed until the next year. The restricted shares will not be awarded for years in which the performance goals are not met.

        If the relevant performance measures are restated or adjusted in a way that would reduce the size of the award, the relevant reduced portion of the awards will not be vested and will be cancelled.

SHARES AVAILABLE

        The maximum aggregate number of shares of common stock that may be issued pursuant to awards of restricted stock under the Plan is 1,000,000 shares. No awards of restricted stock can be granted under the Plan after the earlier of the date that is ten (10) years after the date on which the Plan is adopted by the Board or approved by our stockholders. Shares underlying awards that expire or are forfeited will again be available for the grant of additional awards within the limits provided in the Plan. Appropriate adjustments will be made to the shares subject to outstanding awards in the event of any reorganization, recapitalization, share split or other change in out capital structure to account for the changed circumstances. Shares granted to satisfy awards under the Plan may be authorized and unissued shares, or shares held in our treasury.

RESTRICTED STOCK AWARDS

        Under the terms of the Plan, an award will be made in the form of restricted stock. All shares of restricted stock are subject to the following restrictions: (i) except as provided below, all restricted stock will be forfeited to us unless the recipient of the restricted stock remains in our employ or service during the restriction period established by the Board or committee; and (ii) during such restriction period, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the shares of restricted stock. Certificates representing restricted stock granted under the Plan will be held by us in escrow until the restrictions lapse and the shares vest. Upon the grant of restricted stock, the recipient will have the rights of a stockholder with respect to such restricted stock, including the right to vote the restricted stock and, unless otherwise determined by the Board or the committee, the right to receive all dividends and other distributions paid or made with respect to the restricted stock.

        Generally, unless the Board or committee determines otherwise, upon a participant’s termination of employment for any reason other than death, disability or retirement, restricted stock that has not vested is immediately forfeited to us.

        The Board or committee may at any time, and from time to time, modify or amend the plan, except that unless approved by the stockholders: (i) the maximum number of shares of restricted stock which may be issued under the Plan may not be increased (except in the event of a stock split or other adjustment described above); or (ii) the requirements as to eligibility for participation in the Plan may not be modified.

SECTION 162(m) PROVISIONS

        Awards to any participant whom the committee determines to be a “covered employee” under Section 162(m) of the Code may be subject to restrictions, including the establishment of performance goals, as necessary for the award to meet the requirements for performance-based compensation under Section 162(m). The committee shall establish performance goals in the case of an award of restricted stock intended to qualify for the performance-based compensation exception of Section 162(m) of the Code within the time period and in accordance with the requirements prescribed by Section 162(m) of the Code and the regulations promulgated thereunder.

TRANSFERABILITY

        Awards under the Plan generally are not transferable other than by will or by the laws of descent and distribution, and, during the lifetime of the participant, only the participant or his or her duly appointed guardian or personal representative may sell the shares.

GRANTS OF RESTRICTED STOCK AWARDS

        When we issued restricted shares , we followed the below formula:

Q = S ÷ C A × C × J

        The application of the above formula intends to determine how much incentive common stock shares each eligible executive officer should be issued, if any, in any given year based on the coefficient representing this performance target vis-à-vis the total pool of eligible executive officers.

Q stands for the amount of restricted shares that one should enjoy in current year;

S means the total planned issuing amount of restricted shares by the Company in current year;

CA refers to the Sum of Individual Allotment Coefficient among the qualified incentive candidates in current year;

C is Individual Allotment Coefficient for incentive candidates;

J means the percentage of individual performance assessment scores in current year.

Decimal part in the calculating result should be eliminated. The total number of restricted stock shares issued in 2008 (“S”) is 750,000, the Sum of Individual Allotment Coefficient among the qualified incentive candidates in 2007 (“CA”) is 16.8, and the percentages of individual performance assessment scores in 2007 (“J”) are the following:

Pingji Lu	105%

Xiaohong Feng	107%

Genxiang Xiao	92.5%

Jing Lu	100%

Lei Feng	96%

We use Mr. Pingji Lu’s bonus shares received under this Plan to illustrate how the formula works. Mr. Lu received 60,000 shares of restricted stock awards in July 2008.

60,000 = (750,000- 510,000)/16. 8 x 4 x 105%

Q = 60,000;

S =	750,000-510,000 “Bonus Shares” deducts “Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment of the Stock Purchase Agreement;"(1)

CA = 16.8;

C = 4%;

J = 105%. (3)

(1)     According to Section 4.19 Make-Good Obligation of the Share Purchase Agreement in connection with the private placement on May 9, 2007, in the event that the after-tax net income of the Company during fiscal year 2007 is less than US$16,300,000.00, as reported in the Company’s audited financial statements for fiscal year 2007, the Company shall pay the purchasers 510,000 management-held shares, held in Make-Good Escrow as set forth in Section 4.20 of the Share Purchase Agreement to be distributed to the purchasers pro rata in accordance with their respective investment amounts. In the event that the after-tax net income of the Company during fiscal year 2008 is less than US$35,800,000.00, as reported in the Company’s audited financial statements for fiscal year 2008, the Company shall pay the purchasers either (i) 510,000 management-held Shares, if the after-tax net income of the Company during fiscal year 2007 was equal to or greater than US$16,300,000.00, to be distributed pro rata in accordance with each purchaser’s respective investment amounts, or (ii) 510,000 newly issued Shares of Common Stock by the Company, if the after-tax net income of the Company during fiscal year 2007 was less than US$16,300,000.00, as reported in the Company’s audited financial statements for fiscal year 2007, and the 510,000 management-held shares have already been distributed to the purchasers in accordance with this Section 4.19, to be distributed pro rata in accordance with each Purchaser’s respective Investment Amount. The costs associated with the make-good guarantee shall not be included as a cost towards the determination of the after-tax net income for each year.

Considering the risks and sacrifice the management has taken to give their personal shares to the purchasers to get the financing the Company needed, the Compensation Committee has reviewed and approved the proposal of rewarding the same amount of shares to the Executive Officers for those they gave to the investors, only if the Company reached the after-tax net income targets according to the Make-Good Obligation.

The following table sets forth the number of shares mortgaged for the Make-Good Provision Payment, which is the same number of “Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment” the Executive Officers received.

Management mortgage shares:

Name	Title	Mortgaged Shares

Mr.Pingji Lu	Chairman	351,435
Mr. Xiaohong Feng	CEO	61,162
Mr. Genxiang Xiao	CAO	47,758
Ms. Jing Lu	COO & Board Secretary	49,645
Total		510,000

(2)     The portion of performance-based compensation in our total compensation varies based on different job titles and contribution to the Company. In the formula which we followed when deciding the amount of restricted shares for each person (i.e. Q = S ÷ C A × C × J), Individual Allotment Coefficients are set forth as the following:

1)	Chairman/CEO: 4
2)	Managing Director, General Manager in subsidiary companies: 3
3)	Assistant CFO, Board Secretary, General Manager in Secondary subsidiary companies: 2
4)	Manager of Investment and Development Department: 1
5)	Key Technicians: 0.3

The Individual Allotment Coefficients are determined by HR based on such factors as the importance of the position, the responsibilities and risks each tile involves, on a scale from 0.3 (the lowest) to 4 (the highest). HR then submitted the proposal of the Individual Allotment Coefficient to the Compensation Committee and got the approval.

(3)     Our percentages of individual performance assessment scores are decided by the HR and set forth in the Guidelines. The percentage of each performance target is determined by the relative importance of the target. For example, for the most important target of the Company, the Sales, it has a percentage of 15% of total score. For the next important target of the Company, the Net Asset Return, it has a percentage of 13%. Shareholder Returns, Capital Returns each takes up 10% of the total score and Gross Margin has a percentage of 2%. The above five items take up 50% of the whole performance assessment scores. The rest of the scores are allocated to relatively minor items such as customer satisfaction, operation objectives, self-training and development. Based on the percentages of the performance score as set forth in the Guideline, Mr. Lu’s percentage is 105%, which is determined by the HR in accordance with the performance target agreement signed with Mr. Lu and after reviewing the actual number of targets accomplished. According to the performance target agreement which was entered into in compliance with the Guidelines, the accomplishment of certain important targets will have added percentage. For example, 5 percent can be added to the original 15% if the net profit of the Company exceeded certain amount.

We are not disclosing specific performance targets other than those already disclosed since they are all project-related and the disclosure of which will cause substantial competitive harm to the Company. Unlike producers of commodity products and related manufacturing operations, our target components are related to unique new land acquisition opportunities and particular land parcels’ development which are extremely sensitive and proprietary in real estate markets. They relate to confidential land or property acquisition opportunities. Such disclosures would provide our competitors with confidential business information to take advantage of such disclosed information to compete against or harm our operations to the irreparable detriment to our business and the interest of our shareholders.

If the Company were forced to disclose more detailed various components of the performance targets, it would compel the company to provide through such disclosure detailed confidential information on specific real estate development projects which are set each year by the management, human resources department and the compensation committee of the Company. Such targets are inspirational in nature and relate to the expected sustainable costs of acquisitions (bottom-line negotiation positions), planned sale price per unit and the targeted land acquisition locations and expected value and profit to be realized on those specific parcels, some of which have been acquired but under negotiation with various parties for sale, co-development or otherwise, others are confidential land acquisition or development targets unknown to our competitors or others. For example, if we were to disclose the locations and expected land acquisition strategies prematurely, our competitors would be given open opportunities to either interfere in the negotiations, usurp the development opportunities or simply damage our position by forcing up the acquisition costs for us. Large real estate development projects are extremely market sensitive as to the timing and the location, disclosure of such information would give our business secrets away and allow our competitors to take actions to undercut our business operation or even create situations in which we would be either crowded out the market or cornered in our strategy to the detriment of our and our shareholders’ interests.

In addition, if the Company were forced to provide detailed target components, the Company would be in essence providing very detailed market guidance without any reasonable support that it would be met as such targets are by nature inspirational for the executives.

The general performance target provided for 2007 relating to the restrictive stock grant may be disclosed at the sole discretion of the Company when it no longer indicates or contains confidential information.  The Company does not intend to prematurely disclose such data as a matter of policy to avoid giving guidance and incur the obligation to constantly update on progress or failure of specific bidding positions or development status on sensitive projects.

Such specific targets are difficult to achieve and depend on many factors that may or may not within the control of the management, such as market conditions, competitors’ positions and moves in the market as well as funding availability and costs.

The table below sets forth the number of restricted stock shares our executive officers and directors have received in 2008 for 2007 Stock Incentive Plan. The Dollar Value is based on the stock price of $3.99 per share.

2007 Stock Incentive Plan

Name and Position	Maximum Dollar Value ($)	Maximum Number of Units
Lu Pingji	1,641,626	411,435
Chairman

Feng Xiaohong	427,006	107,019 shares
Chief Executive Officer and Director

Xiao Genxiang	348,730	87,401 shares
Chief Administrative Officer and Director

Lu Jing	312,082	78,216 shares
Chief Operating Officer and Board Secretary

All executive officers as a group	2,729,444	684,071 shares

Non-Executive Director Group	N/A	0 shares

Non-Executive Officer Employee Group	N/A	144,145 shares

The table below sets forth information concerning the grant of award made to our executive officers in 2008 under the Plan for their 2007 performance. The Dollar Value is based on the stock price of $3.99 per share.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards (l)
(a)	(b)	(c)	(d))	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Pingji Lu	July, 2007	0	0	0	0	411,435	411,435	411,435	0	0	1,641,626

Xiaohong Feng	July, 2007	0	0	0	0	107,019	107,019	107,019	0	0	427,006

Gengxiang Xiao	July, 2007	0	0	0	0	87,401	87,401	87,401	0	0	348,730

Jing Lu	July, 2007	0	0	0	0	78,216	78,216	78,216	0	0	312,082

The table below sets forth information concerning option and stock awards made to our executive officers in 2008 on an aggregated basis. The Dollar Value is based on the stock price of $3.99 per share.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Pingji Lu	0	0	411,435	1,641,626
Xiaohong Feng	0	0	107,019	427,006
Gengxiang Xiao	0	0	87,401	348,730
Jing Lu	0	0	78,216	312,082

         The table below sets forth information concerning all the performance-based compensation made to our executive officers in 2008 for their 2007 performance.

Name	Title	Performance Score	Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment of the Stock Purchase Agreement	Bonus Shares of the Common Stock for Performance	Total Number of Bonus Shares

Pingji Lu	Chairman	105%	351,435	60,000	411,435

Xiaohong Feng	CEO	107%	61,162	45,857	107,019

Gengxiang Xiao	CAO	92.5%	47,758	39,643	87,401

Ms. Jing Lu	COO & Board Secretary	100%	49,645	28,571	78,216

Lei Feng	Assistant CFO	96%	0	27,429	27,429

Yulong Wan	Former CFO	N/A	0	18,500	18,500

Fang Nie	Finance Supervisor	N/A	0	15,000	15,000

Jun Yang	Finance Supervisor	N/A	0	5,000	5,000

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        We do not have any member of our compensation committee who is, or was an officer or employee, or had any relationship with the Company requiring disclosure under Item 404 of Rule S-K. We also do not have any executive officer who served as a member of the compensation committee of another entity or a director of another entity, whose executive officers served on our compensation committee or served as a director of our board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information, as of December 31, 2008, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name	Title	Shares ownership	Percentage of Owned

Mr. Pingji Lu	Chairman Significant shareholder	3,950,935	12.79%

Mr. Xiaohong Feng	Director & CEO	707,019	2.29%

Mr. Genxiang Xiao	Director & CAO	552,401	1.79%

Mr. William Xin	CFO	0	0.00%

Ms. Jing Lu	COO & Board Secretary	578,216	1.87%

Mr. Michael Marks	Independent Director	0	0.00%

Ms. Carolina Woo	Independent Director	0	0.00%

Mr. Suiyin Gao	Independent Director	0	0.00%

Total		5,210,355	16.87%

(1)     Except as otherwise indicated, the address of each beneficial owner is c/o Xi’an Tsining Housing Development CO., Ltd., 6 Youyi Dong Lu, Han Yuan 4 Lou, Xi’An, Shaanxi Province, China 710054.

(2)     Applicable percentage ownership is based on 30,141,887 shares of common stock outstanding as of February 28, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of June 22, 2007 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 22, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form S-1 that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form S-1, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

•	Our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

•	Our ability to raise capital when needed and on acceptable terms and conditions;

•	The intensity of competition; and

•	General economic conditions.

All written and oral forward-looking statements made in connection with this Form S-1 that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

CONSOLIDATED OPERATING RESULTS

Comparison of years 2008, 2007 and 2006

Revenues

Our revenues from sales of properties are mainly derived from the sale of residential and commercial units and buildings, infrastructure work we perform for the local government, and land development projects in the Baqiao area.

In 2008, most of our revenues came from Tsining JunJing II phase one, which consists of 13 residential buildings and 3 auxiliary buildings, including one kindergarten, with a gross floor area of about 136,012 square meters. This project is currently under construction and collecting funds under pre-sales agreements.

Effective January 1, 2008, the company adopted the percentage of completion method of accounting for revenue recognition for all building construction projects in progress, which currently includes project Tsining JunJing II. The full accrual method was used before that date for all our residential, commercial, and infrastructure projects. Infrastructure projects continue to be accounted for using the full accrual method of accounting.
The revenues from the sale of properties in the 2008 decreased 67.0% to $24,306,062 from $73,579,325 in 2007. The decrease was primarily due to the absence of a land sale in 2007, and the completion of several projects in 2007. Revenues in 2007 increased 37.2% from 2006.

The revenue from our project under construction and completed projects totaled $24,306,062 in 2008 compared with $38,382,998 in 2007. The 36.7% decrease was due mainly to the absence of 2007 revenues from Tsining-24G and JunJing I because both projects had come to completion and most of the revenues for those two projects were recognized at one moment using the full accrual method of accounting, partly offset in 2008 by revenues we recognized from Tsining JunJing II phase one using the percentage of completion method of accounting and by the 2008 sales of some units in completed projects.

Our infrastructure project in the Baqiao area generated $1,433,837 in revenues and was booked under other revenue in 2008, which consisted of the government’s allowance for the equivalent cost of interest on the company’s investments required to support the infrastructure construction, plus continued river management and suburban planning for the entire Baqiao high-technology industrial park. In 2007 we acquired the Baqiao infrastructure project and constructed and delivered a river dam to the local government during the year, for which we recognized $10,790,610 in revenues in 2007. In 2008, we were awarded another dam project on the same river but have not recognized revenues from it under full accrual method of accounting because the project is still in progress. We expect to finish the river dam in second quarter 2009 and recognize the revenues when the project is delivered to the local government.

Our project in process is the Baqiao project where we have the exclusive right to develop 487 acres. We acquired the development rights in 2007 and recognized $24,405,717 in revenue in 2007 as a result of a land 18.4 acre land sale to an unrelated developer, we established a joint venture with Prax Capital Real Estate Holdings Limited (Prax Capital) to co-develop 79 acres within the Baqiao project. Prax Capital invested $29.3 million cash in the joint venture. Under Generally Accepted Accounting Principles, we did not recognize any revenue from the creation of this development project in 2008. About 390 acres remain available for development in the Baqiao project.

Revenues by project:	2008	2007	2006
US$

Project Under Construction
Tsining JunJing II Phase one	$23,776,789	$-	$-

Projects Completed
Tsining JunJing I	264,066	8,964,783	39,670,186
Tsining-24G	27,243	25,198,128	13,000,694
Tsining Gangwan	58,427	2,368,602	318,338
Tsining Hanyuan	13,894	3,100	161,274
Tsining Home In	121,076	323,751	-
Tsining Mingyuan	44,567	247,298	352,199
Lidu Mingyuan	-	303,124	144,483

Infrastructure Project
Baqiao infrastructure construction	-	10,790,610	-

Project In Process
Baqiao	-	24,405,717	-

Revenues from the sales of properties	$24,306,062	$73,579,325	$53,647,174

Revenues from projects under construction

Tsining JunJing II Phase one

Tsining JunJing II Phase one was our major revenue generating construction project in 2008, contributing $23,776,789 in revenues. We began construction in 2007 however; as a result of utilizing the percentage of completion method of accounting, we did not begin to realize revenues from our pre-sales until we met certain construction milestones in the second quarter of 2008. By the end of 2008, we had pre-sold about 564 units in the project.

JunJing II phase one consists of 13 middle-rise and high-rise residential buildings and 3 auxiliary buildings, including a kindergarten, with a gross floor area of about 136,012 square meters. Estimated total revenues from phase one are about $101.6 million. The company expects to complete the construction of phase one in the third quarter of 2009.

Phase two of JunJing II consists of 12 middle-rise and high-rise buildings and is expected to start construction during the second quarter of 2009 and should begin contributing revenue from third quarter of 2009 or the first quarter of 2010. The total revenues from phase two are expected to be about $94.1 million.

Revenues from projects completed

Tsining JunJing I

Project Tsining JunJing I’s revenues for the year 2008 decreased 97.1percent to $264,066 from $8,964,783 in 2007 because the project was completed and most units were delivered in 2006 and the sale of additional residential and retail units occurred in 2007. The revenues in 2008 came from the sales of a few remaining retail units and parking spaces.

Tsining JunJing I revenues in 2007 declined 77.4 percent to $8,964,783 from $39,670,186 in 2006 due to the fact that the project was completed and most units were delivered in 2006. The 2007 revenues came from the sale of additional residential and commercial units in the project.

Tsining-24G

Project Tsining-24G’s revenues for the year 2008 decreased 99.9 percent to $27,243 compared with $25,198,128 for the year 2007, due to the completion of the residential, hotel, and retail project in the second quarter 2007, when most of the revenues were recognized using the full accrual method of accounting. The sale of the hotel portion of the building and most retail spaces in Tsining-24G were recognized in second quarter 2007 revenues. The revenues in 2008 resulted from the sales of a few remaining retail and parking spaces.

Project Tsining-24G revenues in 2007 grew 93.9 percent to $25,198,128 compared with $13,000,694 in 2006. The increase was due to the block sale of the hotel portion of one building in 2007.

Other Projects

Revenues in 2008 for other projects decreased 92.7 percent to $237,964 compared with $3,245,875 in 2007. All remaining units from the company’s projects completed that are not listed above are included in other projects. The decrease in revenues in 2008 was primarily due to the absence of the sales of a residential-commercial building, which was rented out before the sales and several residential units in the company's previously completed projects in 2007.

Revenues in 2007 for other projects were $3,245,875, up 231.6 percent compared with $976,294 in 2006. The increase in 2007 was primarily due to the sale of an occupied residential-commercial building and the sale of several units in the company’s older projects.

Other income

Other income includes rental income, revenues from disposal of fixed assets as well as government’s allowance for the equivalent cost of interest on the company’s investments required to support infrastructure construction, plus continued river management and suburban planning for the entire Baqiao high-technology industrial park. We recognized $2,159,784  as other income in 2008 compared with $333,525 in 2007. Also in 2008, we generated a minor amount of revenue from leasing commercial units, parking spaces, and ancillary facilities in our completed projects. Other income in 2007 decreased 26.3 percent to $333,525 from $452,312 in 2006 primarily due to the absence in 2007 of a property clean-up project performed in 2006.

Cost of properties and land

2008 – The cost of properties and land in 2008 decreased 50.3 percent to $21,473,426 compared with $43,221,757 in 2007. The decrease was primarily as a result of the lower number of projects sold. In 2008, we had one project recognize a portion of pre-sales using the percentage of completion method of accounting, compared with sales of two projects in 2007 using the full accrual method of accounting.

Revenues and the cost of revenues from Project Tsining JunJing II phase one began to be recognized in the second quarter 2008 and are being recognized using the percentage of completion method of accounting. The revenues and cost of revenues for Tsining-24G, most of which was sold in the first quarter 2007, were recognized using the full accrual method of accounting.

2007 – The cost of sales in 2007 increased 17.6 percent to $43,221,757 compared with $36,749,683 in 2006. The primary sources of the higher cost were the Baqiao infrastructure construction and land development projects that were new in 2007.

Gross profit and profit margin

2008 – Gross profit for 2008 was $4,992,420, down 83.7 percent from $30,691,093 in 2007. The gross profit margin for 2008 was 18.9 percent compared with 41.5 percent in 2007. The decrease in the gross profit was due to the smaller number of projects on sale in 2008 and the sales of residential units in 2008 had lower profit margins than the premium-priced retail and residential units sold in 2007 and the sale of land in 2007 had a better margin. Most buildings sold in 2008 were in the Tsining JunJing II residential project, which included the first units in the project that were negotiated in 2007 at attractive prices to stimulate the market interest and encourage future sales.

2007 – Gross profit for 2007 was $30,691,093, up 76.9 percent from $17,349,803 in 2006. The gross profit margin for 2007 was 41.5 percent compared with 32.1 percent in 2006. The increases in gross profit and gross profit margin were primarily due to the Baqiao land development and infrastructure construction projects in 2007 that were not part of the company in 2006.

Selling, general, and administrative expenses

2008 – Selling, general, and administrative expenses for 2008 increased 191.1 percent to $8,497,562 from $2,919,360 in 2007. The increase in selling, general, and administrative expenses was due primarily to the following reasons:

1.  Higher advertising, marketing, and selling expenses totaled $1,261,495 in 2008 compared with $781,998 in 2007. Advertising and sales promotion costs are expensed as incurred. The higher advertising, marketing, and selling expenses resulted from the company’s aggressive marketing campaign during 2008 for Tsining JunJing II phase one project, which included advertising and fully furnished showrooms where potential buyers could see possible layouts and decorative effects. These showrooms have attracted hundreds of potential buyers and continue to create buyer interest and result in additional pre-sales purchase agreements.

2.  During the fourth quarter of 2008, we completed the formation of the Puhua with Prax Capital. Start-up costs totaling $637,522 were expensed in 2008. We had no similar start-up costs in 2007.

3.  An increase in allowance for bad debts. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimated uncollectible amounts are based on historical collection experience and a review of the current status of trade accounts receivable. We booked an allowance for doubtful accounts of $1,278,516 in 2008 compared with $94,514 in 2007.

4.  Higher professional expenses that resulted from the company’s upgrade to NASDAQ where its common shares began trading in May 2008. The company believes its listing on NASDAQ will provide more liquidity and transparency for shareholders and additional financing flexibility for the company. Audit, legal, and other professional costs totaled $780,032 in 2008 compared with 392,251 in 2007.

5.  Higher stamp tax and land use tax paid in 2008 due to changes in local regulations that caused us to recognize $429,593 for those taxes in 2008 compared with $6,964 in 2007.

6.  Debt issuance costs are capitalized as deferred financing cost and amortized on a straight line basis over the term of the debt. The amortization of debt issuance costs for 2008 was $148,606 and no such costs were incurred in 2007.

2007 – Selling, general, and administrative expenses for 2007 decreased 8.7 percent to $2,919,360 from $3,197,310 in 2006. The decrease in selling, general, and administrative expenses was due primarily to the benefits from the Enterprise Resources Planning system adopted by the company in 2007 to control expenses.

Stock-based compensation

2008 – The company recorded a $3 million noncash expense for restricted common shares during the third quarter of 2008, which was related the company’s incentive program for performance achieved in 2007. The company also recorded a $78,600 noncash expense as we issued shares to certain directors and officer as part of their 2008 salary.

2007 and 2006– The company did not incur any stock-based compensation cost in 2007 or 2006.

Other expenses

Other expenses mainly consist of the losses (gains) related to the cleanup of fixed assets, donations to charitable organizations, late delivery settlements, and maintenance costs.

2008 – Other expenses in 2008 increased 414.8 percent to $295,595 compared with $57,416 in 2007. The other expenses in 2008 include $146,412 (RMB 1,000,000) in donations to earthquake relief funds in China.

2007 – Other expenses in 2007 decreased 80.9 percent to $57,416 compared with $301,158 in 2006. The 2007 decline was primarily due to the 2007 absence of the expenses in 2006 associated with the normal added fixtures and finishing in the Tsining JunJing I and Tsining-24G projects desired by the customers to reach final satisfaction.

Operating profit and operating profit margin

Operating profit is defined as gross profit minus selling, general, and administrative expenses, stock-based compensation, and Other expenses.

2008 – Operating loss in 2008 was $(6,879,337) compared with income of $27,714,317 in 2007, down 124.8 percent, primarily due to lower gross profit on the residential portion of Tsining JunJing II, the absence of high operating profit from the Tsining-24G commercial spaces sold in the first quarter of 2007 and the higher profit from the land sale in 2007, and higher selling, general, and administrative expenses in the 2008 that included higher professional expenses associated with the listing on the NASDAQ stock market and the non-cash stock-based incentive compensation in 2008. As a result, the operating profit margin was (26.0)% for the 2008 compared with 37.5% for 2007.

2007 – Operating profit in 2007 increased 100.1 percent to $27,714,317 from $13,851,335 in 2006, due primarily to higher revenues in 2007 from the Baqiao infrastructure construction and from land development sales at attractive profit margins. The profit margin increased to 37.5 percent in 2007, compared with 25.6 percent in 2006, primarily due to the attractive pricing and low costs associated with the two Baqiao projects listed above.

Interest expense

2008 – Interest expense in 2008 decreased 18.5 percent to $1,346,183 from $1,652,349 in 2007. The decrease was primarily due to the capitalization of interest directly related to the construction. We capitalized $4.7 million in year ended December 31, 2008 compare to $3.5 million during the same period of 2007. In mid-2008, the company signed a RMB 1 billion (about $147 million) construction credit line agreement with China Construction Bank. During 2008, we drew down about $22 million in the credit line. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

2007 – Interest expense in 2007 increased 471.6 percent to $1,652,349 from $289,083 in 2006. The increase in 2007 was due primarily to the financing associated with the purchase of the company that owned the exclusive right to develop the Baqiao project and to perform the related infrastructure construction.

Change in fair value of embedded derivatives

The embedded derivatives are related to the company’s $20 million convertible debt offering completed in January 2008. The change in the fair value of embedded derivatives was a periodic adjustment to the estimated cost to the company, which was provided by a valuation model. The company booked $(3,166,977) in 2008 as the decrease in the fair value of embedded derivatives compared with no such costs in 2007 and 2006, since the convertible debt did not exist in those years.

Change in fair value of warrants

In 2006, 2007, and 2008 the company issued warrants in conjunction with the issuance of common shares or convertible debt. The warrants permit the shareholders to buy additional common shares at the prices specified in the warrant agreements.

In 2008, shareholders exercised a total of 1,870 warrants to buy a total of 1,870 common shares. A shareholder typically only exercises a warrant to buy common shares when the stock price is higher than the warrant exercise price, the shareholder pays the exercise price and the company covers the difference between the warrant exercise price and the share price at the time of conversion.

The company was required to estimate the fair value of its remaining warrants outstanding and adjust the value as needed, and it chose to use the Cox-Ross-Rubinstein Binomial Lattice valuation model to estimate their fair value.

The change in fair value of warrants of $(4,932,961) in 2008 consisted of the periodic adjustment to the estimated cost to the company to provide the common shares, assuming that all the warrants will be exercised sometime in the future. The basis for estimating the cost to provide those common shares was provided by the valuation model.

Provision for income taxes

During the fourth quarter of 2008, the local tax authority conducted a tax examination and reached a tax settlement with us regarding our income tax liability; we realized a gain of $12,712,153, which is included in the provision for income taxes. Local tax authority examined the Company’s tax records and issued an income tax settlement report. As a result, the company adjusted its provision for income taxes to $(10,490,833) compared with the $8,743,556 provision recorded in 2007.

The effective tax rate was 34.4 percent for 2007 and 33.3 for 2006. The slightly higher effective rate is due primarily to one of the company’s operations whose required structure entails owning two subsidiaries that create costs that cannot be used to reduce the company’s tax obligation.

Minority Interest

We recorded $(159,564) minority interest attributable to the minority shareholder of Puhua and Success Hill, which is relate to the formation of Puhua in the fourth quarter of 2008. We did not have any minority interest in 2007.

Net income

2008 – Net income in 2008 decreased 42.7 percent to $9,555,853 from $16,686,116 in 2007.

As explained above, the decrease in net income was due primarily to the absence of a land sale, fewer projects in the sales cycle, lower gross profit, higher selling, general, and administrative expenses, the restricted common stock issued in 2008 as incentive compensation for the year 2007, and accretion on convertible debt, partly offset by the change in the fair value of warrants and embedded derivatives and the tax settlement in fourth quarter of 2008.

2007 – Net income for the year 2007 increased 84.4 percent to $16,686,116 from $9,050,810 for the year 2006. The increase was primarily due to the 2007 revenue from the land sale and infrastructure project related to the Baqiao project, partly offset by the absence of the 2006 sales of the Tsining JunJing I and Tsining-24G projects, the 2007 change in the fair value of the warrants, and the higher interest expense associated with borrowings to acquire the Baqiao project in 2007.

Basic and diluted earnings per share

2008 – Basic earnings per share were $0.31 in 2008, down 50.0 percent from $0.62 in 2007. Diluted earnings per share were $0.30 in 2008, down 51.6 percent from $0.62 in 2007. The increases in the weighted average shares outstanding in 2008 compared with 2007 were due to the restricted common shares issued in the third quarter 2008 as incentive compensation for the year 2007 performance.

2007 – Basic and diluted earnings per share were $0.62 in 2007, up 37.8 percent from $0.45 in 2006. The basic and diluted earnings per share were both $0.62 in 2007 because the warrants were anti-dilutive. Likewise, the basic and diluted earnings per share were both $0.45 in 2006 for the same reason.

Common shares used to calculate basic and diluted EPS

2008 -- The weighted average shares outstanding used to calculate the basic earnings per share were 30,516,411 shares in 2008 and 26,871,388 shares in 2007. The weighted average shares outstanding used to calculate the diluted earnings per share were 30,527,203 shares in 2008 and 26,871,388 shares in 2007. The increase was primarily due to the incentive shares we issued to certain managements for their 2007 performance.

2007 -- Basic and diluted earnings per share were based on weighted average shares outstanding of 26,817,388 for 2007 and 20,277,615 for 2006. The 32.3 percent increase in the weighted average shares outstanding was due to the common shares with warrants issued in 2007,,as well as the common stock with warrants that were issued in 2006.

Gain on foreign exchange

The company operates in China and accounts in the Chinese renminbi but reports its financial results in U.S. dollars, based on the exchange rates of the two currencies. During 2006, 2007, and 2008, the renminbi appreciated in value against the U.S. dollar, which, when translating the operating results and financial positions at different exchange rates, created the accrued gain on foreign exchange.

Cash flow discussion

2008 – The increase in cash for the year 2008 was $34,413,512 compared with $2,007,132 in 2007.

Cash flow from operating activities in 2008 decreased 436.9 percent to $(29,076,621) from $8,611,383 in 2007, primarily due to the operating cash outflow associated with the development of Tsining JunJing II phase one.

The use of cash in investing activities in 2008 was $(510,713), which was 98.0 percent less than 2007, primarily due to the increase of the restricted cash and the absence of the subsidiary acquisition. We acquired 100 percent equity of New Land in March 2007.

Cash flow from financing activities in 2008 provided $63,933,479, up 247.2 percent from 2007, primarily due to $29,268,913 net proceeds from the creation of the joint venture with Prax Capita, the $19,230,370 proceeds from the convertible notes offering in January 2008  and funds from construction loans with banks that totaled $46,054,762, partly offset by payments on loans totaling $25,905,804.

In mid-2008, the company signed a RMB 1 billion (about $147 million) construction credit line agreement with China Construction Bank to support the company’s development projects. The company has been granted a total RMB 22 million loan for the JunJing II phase one project and expects another 22 million loan once the JunJing II phase two project begins.

2007 – The increase in cash for the year 2007 was $2,007,132 compared with $358,864 in 2006.

Cash flow from operating activities in 2007 increased 35.75 percent to $8,611,383 from 2006, this was primarily due to higher net income from the sale of real estate and profit from the sale of a land use right.

Cash flow from investing activities in 2007 consumed $25,020,248, up 70.4 percent from 2006, primarily due to higher expenditures to acquire a company that held the right to develop the Baqiao project, and the absence of the 2006 purchases of buildings, equipment, and automobiles.

Cash flow from financing activities in 2007 provided $18,415,997, up 111.8 percent from $8,696,388 in 2006, primarily due to the issuance of common stock and warrants, which was partly offset by payments on loans.

Debt leverage

Total debt consists of the sum of the balance sheet lines titled Payable to New Land’s previous shareholders, Loans from employees, Loans payable, and Convertible debt.

2008 – Total debt outstanding as of December 31, 2008 was $59,186,304 compared with $27,922,125 on December 31, 2007.

Net debt outstanding (total debt less cash) as of December 31, 2008 was $20,955,952 compared with $25,469,759 on December 31, 2007. The company's net debt as a percent of total capital (net debt plus shareholders' equity) was 19.8 percent on December 31, 2008 and 27.8 percent on December 31, 2007. The decrease in net debt as a percent of total capital was primarily due to the increase of cash. In the fourth quarter of 2008, we completed the formation of a joint venture and received $29.3 million in cash from Prax Capital for their share of the participation.

2007 – Total debt outstanding at year end 2007 was $27,922,125 compared with $29,707,492 at yearend 2006. Net debt outstanding (total debt less cash) at yearend 2007 was $25,469,759 compared with $28,219,588 at yearend 2006. The company’s net debt as a percent of total capital (net debt plus shareholders’ equity) was 27.79 percent at yearend 2007 and 59.49 percent at yearend 2006. The reduction in net debt leverage was primarily due to the issuance of common stock and warrants and the net reduction in loans.

Liquidity and capital resources

Our principal demands for liquidity are for the development of new properties, property acquisitions, and general corporate purposes.

As of December 31, 2008, we had $38,230,352 of cash and cash equivalents, an increase of $35,777,986 compared with $2,452,366 of cash and cash equivalents as of December 31, 2007.

Financial obligations

As of December 31, 2008, we had total bank loans of $35,617,442 with a weighted average interest rate of 10.65 percent. Future scheduled maturities of loans payable were as follows:

Due Date	Outstanding Amount
2009-09-14	$3,371,198
2009-12-25	$5,130,084
2010-08-29	$5,130,084
2011-08-27	$21,986,076

The mortgage debt (total bank loans) is secured by the assets of the Company.

Loans payable

Loans payable represent amounts due to various banks and are due on demand or normally due within one year. These loans generally can be renewed with the banks when the loans mature.

Most of the obligations of the company are tied to specific projects. The terms of the loans typically are 1 to 3 years. Loan extensions are determined by mutual agreement when the current term expires and both parties will consider the remaining time needed to complete the project. Most of these loans are payable when the project has been completed and the residents or businesses take possession.

The following table summarizes the company's loans payable that were outstanding as of December 31, 2008:

(Millions of dollars)	Balance	Interest rate	Due date

Xi'an Rural Credit Union	$3.37	9.53%	14-Sep-2009
Commercial Bank Weilai	$5.13	9.47%	25-Dec-2009
Commercial Bank Weilai	$5.13	10.21%	29-Aug-2010
China Construction Bank	$22.00	6.14%	28-Aug-2011

The currently indicated annual interest requirement on these loans totals about $3.8 million. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

The following table summarizes the amounts and types of the company's obligations and provides the estimated period of maturity for the financial obligations by class as of December 31, 2008:

Obligations Due by Period	1 year	1-3 years	3-5 years
(Millions of dollars)

Current liabilities:
Accounts payable	$10.53
Income and other taxes payable		$7.53
Other payables		$5.18
Advances (deposits) from customers		$9.26
Accrued expenses	$3.54

Long-term liabilities:
Warranties liabilities			$1.12
Deferred tax		$11.50
Fair value of embedded derivatives			$0.76
Convertible debt			$13.62

Long-term debt:
Loans payable	$8.50	$27.13
Payable to New Land’s previous shareholders	$8.43
Loans from employees		$1.52

Liquidity expectation

The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for the year 2009.

We intend to meet our liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, we intend to raise funds to develop our projects by obtaining mortgage financing from local banking institutions with which we have done business in the past. We believe that our relationships with these banks are in good standing and that our real estate will secure the loans needed. We believe that adequate cash flow will be available to fund our operations.

As part of our funding plan, on March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of  New Land, pursuant to which we have acquired 32,000,000 shares of the New Land, constituting 100 percent equity ownership of New Land.

New Land is now in cooperation with the Baqiao District Government of Xi'an City in developing the Baqiao Science & Technology Industrial Park, a provincial development zone in Shaanxi Province. This acquisition has been completed, and the Company has the right to develop and sell 487 acres of property that has been targeted for new residential developments.

The majority of the company's revenues and expenses were denominated primarily in renminbi (RMB), the currency of the People's Republic of China. There is no assurance that exchange rates between the RMB and the U.S. dollar will remain stable. The company does not engage in currency hedging. Inflation has not had a material impact on the company's business.

Off-Balance Sheet Arrangements

Neither us, nor any of our subsidiaries has any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on their financial condition or results of operations.

Other events

On January 28, 2008, the company raised $20 million through the issuance of senior secured convertible notes to institutional investors. As part of the private placement, the company issued five-year senior secured convertible notes with an aggregate principal amount of $20 million that pays cash interest of 5 percent per annum. $9 million of the notes are convertible into common stock and carry an initial conversion price of $5.57 per share, which can be increased if certain stock price thresholds are met. Additionally, forced conversion can also occur at the Company’s discretion if certain stock price thresholds are met. The notes are secured by certain real estate assets and additionally through a pledge of common shares owned by Mr. Pingji Lu, the Company’s Chairman. Additionally, investors in the private placement were granted 1,437,467 five-year warrants with a strike price of $6.07 per common share, which are callable if certain stock price thresholds are met. Approximately 215,620 of the warrants are available as a management incentive if certain milestones are met.

On July 7, 2008, the company signed a strategic partnership agreement with the China Construction Bank Shaanxi Branch that establishes a RMB 1 billion construction credit line to support the construction work of China Housing and its subsidiaries. The new strategic partnership is the first and only one of its kind for both China Housing & Land Development and China Construction Bank Shaanxi Branch. The agreement also establishes China Housing as a VIP client for the bank.

On October 13, 2008, the company announced that it recently began constructing its third dam on the Ba River, adjacent to the company's 487-acre Baqiao housing project. The dam is expected to be completed in the second quarter of 2009. The company expects to record $3.7 million in revenue and about $0.6 million in net income when the dam is finished. The company already has secured an infrastructure construction loan of about RMB 35 million with the Xi'an Commercial Bank to finance this project. The dam will create a large lake about three meters deep on the Ba River that will increase the attractiveness and value of the Company's Baqiao housing project.

In early November 2008, China Housing and Prax Capital China Real Estate Fund I, Inc., entered into a joint agreement to develop 79 acres within China Housing’s Baqiao project. The joint venture was formed in late December 2008, subject to certain conditions and approvals, which were met. Prax Capital Real Estate Holdings Limited invested US$29.3 million cash in the joint venture, the joint venture acquired the land use rights early in the first quarter 2009 and the joint venture is proceeding with the project.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Other than the $622.74 in registration fees and approximately $60,000 in legal and accounting fees, which are subject to changes, the Company does not anticipate any other expenses.

DESCRIPTION OF PROPERTY

        Our principal executive offices are located at 6 Youyi Dong Lu, Han Yuan 4 Lou, Xi’An, Shaanxi Province, China 710054. This office consists of approximately 2,608.06 square meters which we own.

        Our properties are located in Xian, Shaanxi province in China. We own Tsining Building, and the Tsining Hanyuan House property with 116,232 square feet of floor area together with related fixtures and equipment.

        We believe that our properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.

PENNY STOCK

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person’s account for transactions in penny stocks, the broker or dealer must

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

        Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

LEGAL PROCEEDINGS

        From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse affect on business, financial condition or operating results.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has borrowed money from certain employees to fund the Company's construction projects. The loans bear interest ranging between 7% to 12% and the principal matures within one to three years. As of December 31, 2008 , loan from employees amounted to $1,517,039 . The following table sets forth the largest aggregate amount of principal outstanding during fiscal year 2007 and 2008 , and the amounts of principal and interest paid during fiscal year 2007 and 2008 :

	Fiscal year 2007		Fiscal year 2008
Item	RMB	USD	RMB	USD

The largest aggregate amount of principal outstanding	19,909,569	2,729,602	12,770,236	1,880,769

Principal paid	5,963,716	784,101	2,645,236	389,584

Interest Paid	768,786	101,079	215,350	31,716

Total Amount of Loans Outstanding	17,424,230	2,388,862	10,350,000	1,517,039

        The Company does not allow borrowing by the employees from the Company. There are no buying/selling transactions between the employees and the Company. The employee loans were made at a time when the Company needed working capital to expand operation and the employees helped the Company by giving their loans. The loans were made at or below the then current market rate. Although we have the overall policy of not allowing related party transaction unless the Company benefits, we have no written policies and procedures for the review, approval, ratification of any related party transaction. All our directors and officers understand that they should not engage in any related party transactions and we have announced the rule to the employees of the Company a few times at different employee meetings. The Company will work with the audit committee to set up such written policies and procedures for the review, approval, ratification of any related party transaction.

        The following table sets forth all loans the Company and New Land, its subsidiary, have made with their employees during the period for which this report is provided.

Tsining (As of December 31, 2008)
First	Last		Ex rate: 6.8225
Name	Name	Amount (RMB)	Amount (USD)
Zhongbiao	Wang	200,000	29,315
Qiang	Tong	75,000	10,993
Zhiyong	Shi	160,000	23,452
Fang	Shen	140,000	20,520
Lijun	Lu	80,000	11,726
Fengrong	Jiao	330,000	48,369
Ming	Hui	70,000	10,260
Yan	Huang	30,000	4,397
Weiping	Fu	335,000	49,102
Enhu	Fan	100,000	14,657
LieXi’ang	Chen	500,000	73,287
Yongan	Chang	200,000	29,315
Yuewu	Bian	400,000	58,630
Zhongquan	Yang	370,000	54,232

Total		2,990,000	438,256

New Land (As of December 31, 2008)
First	Last		Ex rate: 6.8225
Name	Name	Amount (RMB)	Amount (USD)
Jiaqun	Zhou	100,000	14,657
Chenyang	Zhang	200,000	29,315
Ganming	Yi	200,000	29,315
Qian	Xue	150,000	21,986
Xiuqin	Wang	110,000	16,123
Shangyuan	Wan	320,000	46,904
Qiang	Tong	10,000	1,466
Xijing	Tao	300,000	43,972
Yan	Tao	130,000	19,055
Zhiyong	Shi	300,000	43,972
Fang	Shen	110,000	16,123
Junfeng	Qiao	100,000	14,657
Meng	Luo	200,000	29,315
Lijun	Lu	20,000	2,931
Runsheng	Lu	45,000	6,596
Pengfei	Liu	10,000	1,466
Wen	Liu	20,000	2,931
Jine	Li	210,000	30,781
Xuesong	Li	670,000	98,204
Lanqiu	Kang	400,000	58,630
Fengrong	Jiao	2,045,000	299,743
Yuan	Jiao	70,000	10,260
Aiguo	Fu	1,200,000	175,889
Delin	Chen	250,000	36,643
Yuewu	Bian	190,000	27,849

Total		7,360,000	1,078,783

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our directors and executive officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. These provisions state that our directors may cause us to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of our board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Effective on December 29, 2006, Kabani & Company, Inc, (“Kabani”) was dismissed as the independent accountant engaged to audit the financial statements of the Company.

        Kabani reported on the Company’s operating subsidiary Xi’an Tsining Housing Development Co., Ltd.‘s financial statements for the years ended December 31, 2005 and 2004. Kabani’s opinion did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to uncertainty, audit scope, or accounting principles. Kabani also reviewed the Company’s financial statements for the three months ended March 31, 2006, the three and six months ended June 30, 2006 and June 30, 2005, and for the three and nine months ended September 20, 2006 and September 30, 2005.

        During the Company’s most recent full fiscal years ended December 31, 2005 and 2004, there were no disagreements with Kabani on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Kabani, would have caused them to make reference to the subject matter of such disagreements in connection with their reports; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

        Effective on December 29, 2006 the Company has engaged Moore Stephens Wurth Frazer and Torbet. LLP, Certified Public Accountant and Consultants (“Moore Stephens”) with address at 1199 South Fairway Drive, Suite 200 Walnut, California 91789, as the new principal accountant to audit its financial statements. The decision to engage Moore Stephens was approved by the Company’s Board of Directors.

        During the fiscal years ended December 31, 2005, 2004 and 2003 and from December 31, 2005 through the engagement of Moore Stephens as the Company’s independent accountant, neither the Company nor anyone on its behalf has consulted Moore Stephens with respect to any accounting or auditing issues involving the Company. In particular, there was no discussion with Moore Stephens regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company’s financial statements.

        Effective as of December 10, 2007, Moore Stephens resigned as independent certified public accounting firm for the Company and was replaced by MSCM LLP, effective as of December 13, 2007.

        During the Company's year ended December 31, 2006, there were no disagreements with Moore Stephens on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Moore Stephens would have caused them to make reference to the subject matter of such disagreements in connection with their report and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

        Moore Stephens has not issued any report on the 2006 financial statements which contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended and approved by the Audit Committee of the Board of Directors of the Company.

         During the years ended December 31, 2006 and 2005 and through the date of this current report, the Company did not consult with MSCM LLP on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and MSCM LLP did not provide either a written report or oral advice to the Company that MSCM LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

TRANSFER AGENT

        Our transfer agent is Securities Transfer Corporation. Its address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 to register the securities offered by this prospectus. For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits filed as a part of the registration statement.

         We file annual, quarterly and current reports, and other information with the SEC. Our filings are available to the public at the SEC’s website at http://www.sec.gov . You also may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of China Housing & Land Development, Inc.

We have audited the accompanying consolidated balance sheets of China Housing & Land Development, Inc., and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2008, the Company changed its method of revenue recognition.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Signed: “MSCM LLP” MSCM LLP Toronto, Canada March 25, 2009

F-2a

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Housing & Land Development Inc.

We have audited the accompanying consolidated statements of income and other comprehensive income, shareholders’ equity and cash flows of China Housing & Land Development Inc. and subsidiaries (the “Company”) for the year ended December 31, 2006. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company was not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of income and comprehensive income, shareholders’ equity and cash flows referred to above presents fairly, in all material respects, the results of the operations and its cash flows of China Housing & Land Development Inc for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California
March 26, 2007

F-2b

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

CHINA HOUSING & LAND DEVELOPMENT, INC., AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2008 and December 31, 2007

	December 31,	December 31,
	2008	2007
ASSETS
Cash	$37,425,340	$2,351,015
Cash - restricted	805,012	101,351
Accounts receivable, net of allowance for doubtful
accounts of $1,278,156 and $94,514, respectively	813,122	12,107,882
Other receivables, prepaid expenses and other assets	446,497	567,308
Notes receivable, net	811,695	947,918
Real estate held for development or sale	60,650,011	40,986,931
Property and equipment, net	12,391,501	5,707,012
Assets held for sale	14,308,691	12,910,428
Advance to suppliers	704,275	2,071,549
Deposits on land use rights	47,333,287	29,694,103
Intangible assets, net	46,043,660	48,205,697
Deferred financing costs	622,118	55,451
Total assets	222,355,209	155,706,645

LIABILITIES
Accounts payable	$10,525,158	$9,311,995
Advances from customers	9,264,385	5,258,351
Accrued expenses	3,539,842	1,903,451
Payable to New Land’s previous shareholders	8,429,889	11,413,229
Income and other taxes payable	7,532,730	22,711,981
Other payables	5,183,251	3,881,137
Loans from employees	1,517,039	2,388,862
Loans payable	35,617,442	14,120,034
Deferred tax liability	11,510,915	15,907,880
Warrants liability	1,117,143	2,631,991
Fair value of embedded derivatives	760,398	-
Convertible debt	13,621,934	-
Total liabilities	108,620,126	89,528,911

MINORITY INTEREST IN SUBSIDIARIES	29,109,350	-

SHAREHOLDERS' EQUITY
Common stock: $.001 par value, authorized 100,000,000 shares issued and outstanding 30,893,757 and 30,141,887, respectively	30,894	30,142
Additional paid in capital	31,390,750	28,381,534
Statutory reserves	3,541,226	2,885,279
Retained earnings	39,265,062	30,365,156
Accumulated other comprehensive income	10,397,801	4,515,623

Total shareholders' equity	84,625,733	66,177,734

Total liabilities and shareholders' equity	$222,355,209	$155,706,645

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

CHINA HOUSING & LAND DEVELOPMENT, INC., AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
REVENUES
Sale of properties	$24,306,062	$73,579,325	$53,647,174
Other income	2,159,784	333,525	452,312

Total revenues	26,465,846	73,912,850	54,099,486

COSTS AND EXPENSES
Cost of properties and land	21,473,426	43,221,757	36,749,683
Selling, general, and administrative expenses	8,497,562	2,919,360	3,197,310
Stock-based compensation	3,078,600	-	-
Other expenses	295,595	57,416	301,158
Interest expense	1,346,183	1,652,349	289,083
Accretion expense on convertible debt	968,962	-	-
Change in fair value of embedded derivatives	(3,166,977)	-	-
Change in fair value of warrants	(4,932,961)	632,296	-
Total costs and expenses	27,560,390	48,483,178	40,537,234

(Loss) income before provision for income taxes and minority interest	(1,094,544)	25,429,672	13,562,252

(Recovery) provision for income taxes	(10,490,833)	8,743,556	4,511,442
Income before minority interest	9,396,289	16,686,116	9,050,810

Minority interest in net loss of subsidiaries, net of tax	159,564	-	-

NET INCOME	9,555,853	16,686,116	9,050,810

Gain on foreign exchange	5,882,178	3,617,405	655,435

COMPREHENSIVE INCOME	$15,438,031	$20,303,521	$9,706,245

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	30,516,411	26,871,388	20,277,615

Diluted	30,527,203	26,871,388	20,277,615

EARNINGS PER SHARE
Basic	$0.31	$0.62	$0.45

Diluted	$0.30	$0.62	$0.45

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,555,853	$16,686,116	$9,050,810
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Minority interest in subsidiaries	(159,564)	-	-
Bad debt expense	1,420,434	-	509,435
Depreciation	454,728	423,932	354,444
Gain on disposal of fixed assets	15,167	(48,347)	(149,830)
Gain on income tax settlement	(12,712,153)	-	-
Amortization of stock issued for investor relations fees	-	131,400	-
Amortization of deferred financing costs	148,606	-	-
Amortization of intangible assets	-	1,157,758	-
Stock-based compensation	3,078,600	-	-
Change in fair value of warrants	(4,932,961)	632,296	-
Change in fair value of embedded derivatives	(3,166,977)	-	-
Accretion expense on convertible debt	968,962	-	-
Non-cash proceeds from sales	(166,148)	(10,783,201)	-
(Increase) decrease in assets:
Accounts receivable	10,758,758	(8,463,433)	(431,805)
Real estate	(23,463,229)	13,696,294	3,640,231
Advances to suppliers	1,600,308	(1,480,596)	11,930,759
Deposit on land use rights	(15,387,541)	(17,695,934)	-
Other receivables and deferred charges	(114,638)	658,893	(1,118,155)
Deferred financing costs	202,888	-	-
Increase (decrease) in liabilities:
Accounts payable	570,250	2,556,717	2,716,495
Advances from customers	3,576,253	2,066,546	(28,428,381)
Accrued expense	1,607,634	42,522	1,625,843
Other payable	1,003,031	(1,016,610)	(266,309)
Income and other taxes payable	(3,934,882)	10,047,030	6,909,809
Net cash provided by (used in) operating activities	(29,076,621)	8,611,383	6,343,346

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	(684,040)	1,039,410	591,312
Purchase of buildings, equipment and automobiles	(1,063,332)	(244,355)	(13,269,773)
Notes receivable collected	364,313	1,272,541	(2,246,025)
Proceed from sale of fixed assets	872,346	-	243,616
Acquisition of subsidiary	-	(27,087,844)	-
Net cash provided by (used in) investing activities	(510,713)	(25,020,248)	(14,680,870)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of convertible debt	19,230,370	-	-
Investment and advances from minority shareholder	29,268,914	-	-
Loans from bank	46,054,761	3,944,359	13,835,303

Payments on loans	(25,905,804)	(14,202,410)	(7,905,887)
Loans to or from employees, net	(1,018,357)	1,226,736	1,016,551
Repayment of loan from New Land previous shareholders	(3,704,820)	4,207,315	-
Proceeds from issuance of common stock and warrants	8,415	23,239,997	1,750,421
Net cash provided by financing activities	$63,933,479	$18,415,997	$8,696,388

INCREASE IN CASH	34,346,145	2,007,132	358,864

Effects on foreign current exchange	728,180	(35,750)	(9,976)

CASH, beginning of year	2,351,015	379,633	30,745

CASH, end of year	$37,425,340	$2,351,015	$379,633

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

CHINA HOUSING & LAND DEVELOPMENT, INC., AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For The Years Ended December 31, 2008, 2007 and 2006

			Additional			Capital	Other
	Common Stock		paid in	Statutory	Retained	contribution	comprehensive
	Shares	Par Value	capital	reserves	earnings	receivable	income	Totals
BALANCE, December 31, 2005	20,000,000	$20,000	$5,442,798	$1,234,178	$6,279,331	$-	$242,783	$13,219,090
Common stock issued for cash at $3.25	619,223	619	1,749,802	-	-	-	-	1,750,421
Net Income	-	-	-	-	9,050,810	-	-	9,050,810
Adjustment to statutory reserve	-	-	-	915,960	(915,960)	-	-	-
Capital contribution receivable	-	-	-	-	-	(5,462,798)	-	(5,462,798)
Foreign currency translation adjustment	-	-	-	-	-	-	655,435	655,435
BALANCE, December 31, 2006	20,619,223	$20,619	$7,192,600	$2,150,138	$14,414,181	$(5,462,798)	$898,218	$19,212,958
Common stock issued for consulting services	60,000	60	131,340	-	-	-	-	131,400
Common stock and warrants issued at $2.70	9,387,985	9,388	20,532,623	-	-	-	-	20,542,011
Common Stock issued from warrants conversion	74,679	75	524,971	-	-	-	-	525,046
Net Income	-	-	-	-	16,686,116	-	-	16,686,116
Adjustment to statutory reserve	-	-	-	735,141	(735,141)	-	-	-
Capital contribution receivable	-	-	-	-	-	5,462,798	-	5,462,798
Foreign currency translation adjustment		-	-	-	-	-	3,617,405	3,617,405
BALANCE, December 31, 2007	30,141,887	$30,142	$28,381,534	$2,885,279	$30,365,156	$-	$4,515,623	$66,177,734
Common Stock issued from warrants conversion	1,870	2	9,966	-	-	-	-	9,968
Stock based compensation	750,000	750	2,999,250	-	-	-	-	3,000,000
Net Income	-	-	-	-	9,555,853	-	-	9,555,853
Adjustment to statutory reserve	-	-	-	655,947	(655,947)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	5,882,178	5,882,178
BALANCE, December 31, 2008	30,893,757	$30,894	$31,390,750	$3,541,226	$39,265,062	$-	$10,397,801	$84,625,733

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 -- Organization and Basis of Presentation

China Housing & Land Development, Inc., (the Company) is a Nevada corporation, incorporated on July 6, 2004 under the name Pacific Northwest Productions Inc., (Pacific). On May 5, 2006, the Company changed its name to China Housing & Land Development, Inc. The Company, through its subsidiaries, is engaged in acquisition, development, management, and sale of commercial and residential real estate properties located primarily in Xi'an, Shaanxi Province, People’s Republic of China (PRC or China).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Xi'an Tsining Housing Development Company Inc. (Tsining ), Xi'an New Land Development Co. (New Land), Xi'an Hao Tai Housing Development Company Inc. (Hao Tai), Manstate Assets Management Limited (Manstate), Puhua (Xi’an) Real Estate Development Co., Ltd (75% interest) (Puhua), Success Hill Investments Limited (60% interest) (Success Hill) (collectively, the Subsidiaries). All inter-company accounts and transactions have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Tsining was established during May 1992 as a state-owned enterprise, whose former name is Xi’an New Star Group Real Estate Development Co. Ltd, and was reorganized as a limited liability company with equity capital invested by management personnel in September 1999 with registered capital of approximately $3,140,000 (RMB 26,000,000). On March 28, 2002, the registered capital of Tsining was increased to approximately $6,050,000 (RMB 50,000,000). On May 21, 2007, the registered capital of Tsining was further increased to $17,000,000 (RMB 132,838,270).

On April 21, 2006, Tsining entered into and closed a share purchase agreement with Pacific, incorporated in the state of Nevada in the United States of America. Pursuant to the purchase agreement, Pacific acquired all of the issued and outstanding capital stock of Tsining in exchange for 16,000,000 (post-split) shares of Pacific’s common stock.

Concurrent with the closing of the purchase agreement and as a condition thereof, Pacific entered into an agreement with Deljit Bains and Davinder Bains, its then executive officers, pursuant to which they each returned 4,000,000 (post-split) shares (8,000,000 shares in total) of Pacific common stock to Pacific for cancellation. They were not compensated in any way for the cancellation of their shares of Pacific common stock. Upon completion of the foregoing transactions, Pacific had an aggregate of 20,000,000 shares of common stock issued and outstanding.

As a result of the transaction, Tsining’s stockholders owned approximately 80% of the combined company and the directors and executive officers of Tsining became the directors and executive officers of Pacific. Accordingly, the transaction has been accounted for as a reverse acquisition of Pacific by Tsining resulting in a recapitalization of Tsining. Tsining was deemed to be the purchaser and surviving company for accounting purposes.

On May 5, 2006, Pacific changed its name to China Housing & Land Development, Inc. and the stockholders approved a stock dividend of seven shares for each share held, which has been accounted for as an eight to one forward stock split. All shares and per share data have been restated retrospectively.

On March 9, 2007, the Company acquired 100% of the equity of New Land.

New Land was originally incorporated in September 2003 in Xi’an City in Shaanxi province, China. In 2006, New Land entered into an agreement with the Baqiao District Government of Xi’an City to develop Baqiao Science & Technology Industrial Park (“Baqiao Park”), a provincial development zone in Shaanxi Province, to establish a joint venture for New Land to develop and purchase approximately 487 acres in Baqiao Park. The agreement covers the period from July 2006 to June 2011. New Land is responsible for the installation and maintenance of all basic infrastructure, including water, electricity, and gas supply, along with telecommunication and sewer systems. In return, New Land has been given the exclusive right to obtain 487 acres of land use rights (“Baqiao Project”).

On June 19, 2007, New Land established Xi’an Hao Tai Housing Development Company Inc. (“Hao Tai”) for the purpose of obtaining, developing, and trading land use rights in China. Hao Tai is 100% owned by New Land and received its formal business license from the government in July 2007.

On November 10, 2008, the Company entered into a framework agreement with Prax Capital China Real Estate Fund I, Ltd., (“Prax Capital”) to develop 79 acres within the Company’s Baqiao Project site. Pursuant to the Agreement, as of December 31, 2008, Prax Capital Real Estate Holdings Limited has invested US$29,270,000 into Success Hill for an ultimate 25% interest in Puhua with various distribution rights. Prax Capital’s interest is recorded as minority interest in the consolidated financial statements. The Company holds the remaining 75% interest in Puhua directly and indirectly through Manstate and Success Hill.

Note 2 -- Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Tsining, New Land, Hao Tai and Manstate, its 75% interest in Puhua and 60% interest in Success Hill. All inter-company accounts and transactions have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting Currency and Foreign Currency Translation

As of December 31, 2008, the accounts of the Company and its Subsidiaries are maintained in their functional currency, the Chinese Yuan Renminbi ("RMB"). The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation”. According to SFAS No. 52, all assets and liabilities of the Subsidiaries are translated at the exchange rate on the balance sheet date, shareholders' equity is translated at the historical rates and the statements of income and cash flows are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income."

Foreign exchange rates used:
	December 31, 2008	December 31, 2007	December 31, 2006
Period end RMB/U.S. Dollar exchange rate	6.8225	7.2946	7.8041

Average RMB/U.S. Dollar exchange rate	6.9483	7.6058	7.9723

Revenue Recognition

Effective January 1, 2008, the Company changed its revenue recognition policy for sales of development properties to the percentage of completion method. Previously, the full accrual method was used. The percentage of completion method is based on estimated costs incurred. The change is preferable as it accurately reflects the business activity of the Company and matches revenues with the costs incurred in the pursuit of such revenue. SFAS No. 154, "Accounting Changes and Error Corrections," requires that a change in accounting policy be reflected through retrospective application of the new accounting policy to all prior periods, unless it is impracticable to do so. The Company has determined that retrospective application to periods prior to January 1, 2008 is not practical as the necessary information needed to restate prior periods is not available. Therefore, the Company began to apply the percentage completion method on a prospective basis beginning January 1, 2008.

Real estate sales are reported in accordance with the provisions of SFAS No. 66, "Accounting for Sales of Real Estate". Profit from the sales of real estate properties, is recognized by the percentage of completion method on the sale of individual units when all the following criteria are met:

a.	Construction is beyond a preliminary stage.
b.	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit or interest.
c.	Sufficient units have already been sold to assure that the entire property will not revert to rental property.
d.	Sales prices are collectible.
e.	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds shall be accounted for as deposits until the criteria are met.

Under the percentage of completion method, revenues from condominium units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Significant judgments and estimates related to applying the percentage of completion method include the Company’s estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Fluctuations in sale prices and variances in costs from budgets could change the percentages of completion and affect the amount of revenue and costs recognized. Changes in total estimated project costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is included in account receivable. As of December 31, 2008, the related account receivable balance was $299,745 ( 2007 and 2006 – $Nil). Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under advances from customers. As of December 31, 2008 and 2007, the related advances from customers were $9,264,385 and $5,258,351, respectively.

For Company’s financed sales, the Company recognizes sales based on the full accrual method provided that the buyer's initial and continuing investment is adequate according to SFAS No. 66, “Accounting For Sales of Real Estate”. The initial investment is the buyer's down-payment less the loan amount provided by the Company. Interest on these loans is amortized over the term of the loans.

For land sales, the Company recognizes revenue when title of the land development right is transferred and collectability is assured.

Real estate rental income is recognized on the straight-line basis over the terms of the tenancy agreements.

For the reimbursement on infrastructure costs, the Company recognizes income, which is at a value agreed to by the Company and the government of the PRC, when they enter into a binding agreement.

Real Estate Capitalization and Cost Allocation

Real estate held for development or sale consists of residential and commercial units under construction and units completed. Construction in progress includes costs associated with development and construction of the Baqiao project, the JunJing II project and prepayment paid on the Tang Du project.

The Company leases land for the residential and commercial unit sites under land use rights from the government of the PRC.

Real estate held for development or sale is stated at cost or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs and development costs, including predevelopment costs, engineering costs, interest on indebtedness, real estate taxes, wages, insurance, construction overhead and indirect project costs. All costs are accumulated by specific projects and allocated to residential and commercial units within the respective projects. Selling and advertising costs are expensed as incurred. Total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods.

Land and land improvement costs include cost of land use rights, land improvements, and real estate taxes. Appropriate costs are allocated to projects on the basis of acreage, dwelling units and relative sales value.

Land and land improvements applicable to apartments and retail space are transferred to construction in progress when construction commences.

When real estate costs are determined to be impaired, they are written down to their estimated net realizable value. The Company evaluates the carrying value for impairment based on the undiscounted future cash flows of the assets. Write-downs of real estate costs deemed impaired would be recorded as adjustments to the cost basis. No impairment loss was incurred or recorded for the year ended December 31, 2008 (December 31, 2007 - $Nil and 2006 - $79,665).

No depreciation is provided for construction in progress.

Capitalization of Interest

In accordance with SFAS No.34, “Capitalization of Interest Cost”, interest incurred during and directly related to construction is capitalized to construction in progress. All other interest is expensed as incurred.

For the year ended December 31, 2008, interest incurred by the Company was $4,659,778 (December 31, 2007 - $3,454,862 and 2006 - $2,245,021) and capitalized interest for the same period was $3,313,595 (December 31, 2007 - $1,904,096 and 2006-$1,975,588).

Concentration of Risks

The Company sells residential and commercial units to residents and small business owners and the Company sells land to other real estate developers. There was no major customer that accounted for more than 5% of the sales for the year ended December 31, 2008. One customer accounted for approximately 44% of accounts receivable as at December 31, 2008.  The Company had four major customers that accounted for approximately 62% of the Company’s sales for the year ended December 31, 2007. One of these customers accounted for 84% of accounts receivable as at December 31, 2007. The Company has no major customer that accounts for more than 5% of revenue for the year ended December 31, 2006.

The Company is dependent on third-party sub-contractors, manufacturers, and distributors for all of construction services and supply of construction materials. Construction services or products purchased from the Company's five largest subcontractors/suppliers accounted for 30% of total services and supplies for the year ended December 31, 2008 (December 31, 2007 - 56% and  December 31, 2006 – 41%).

Accounts payables to these subcontractors/suppliers amounted to $4,490,185 at December 31, 2008 (December 31, 2007 - $1,723,020).

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and by the general state of the PRC’s economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Cash and Concentration of Risk

Cash includes cash on hand and restricted cash in accounts maintained with state-owned banks within the PRC. Total cash in state-owned banks at December 31, 2008 amounted to $38,230,352 (December 31, 2007 - $2,452,366) of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts.

Restricted Cash

The bank grants mortgage loans to home purchasers and will transfer these amounts to the Company's bank account once title passes. If the homes are not completed and the new home owners have no ownership documents to secure the loan, the bank will deduct 10% of the home owner's loan from the Company's bank account and transfer that amount to a designated bank account classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company's normal bank account. The bank will release the restricted cash after home purchasers have obtained the ownership documents to secure the mortgage loan. Total restricted cash amounted to $805,012 as of December 31, 2008 (December 31, 2007 - $101,351).

Accounts Receivable

Accounts receivable consists of balances due from customers for the sale of residential and commercial units in the PRC. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimated uncollectible amounts are based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are $813,122 at December 31, 2008 (December 31, 2007-$12,107,882). And the accounts receivable are presented net of an allowance for doubtful accounts of $1,278,156 at December 31, 2008 (December 31, 2007 - $94,514).

Other Receivables

Other receivables consist of various cash advances to unrelated companies and individuals. These amounts are not related to operations of the Company, are unsecured, non-interest bearing and generally short term in nature. The balance of other receivables after deduction of an allowance for doubtful accounts, was $446,497 as of December 31, 2008 (December 31, 2007 - $567,308). Other receivables are reviewed annually as to whether their carrying value has become impaired. As of December 31, 2008, the Company has established an allowance for doubtful accounts of $473,058 (December 31, 2007 - $190,372).

Notes Receivable

The Company finances sales to certain new homeowners with terms of one to three years. These loans are non-interest bearing, therefore the Company has discounted the carrying amount of notes receivable at the market mortgage rate at 5.4% (2007 – 6.35%). Notes receivable are presented net of allowance for doubtful accounts.

	2008	2007

Notes receivable	$859,682	$1,036,75
Less: unamortized interest	(47,988)	(88,857)

Notes receivable, net	$811,695	$947,918

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2008, 2007 and 2006 amounted to $454,728, $423,932 and $354,444 respectively. Depreciation expense was included in the selling, general and administrative expenses and other income. Estimated useful lives of the assets are as follows:

Estimated Useful Life

Head office buildings and improvements	30 years
Income producing properties	21 - 30 years
Vehicles	6 years
Electronic equipment	5 years
Office furniture	5years
Computer software	3 years

Maintenance and repairs are charged directly to expenses as incurred. Major additions and betterment to property and equipment are capitalized and depreciated over the remaining useful life of the assets.

Asset Held for Sale

The Company intends to sell one of its fixed assets which consist of 13,609 square meters of retail units with net book value of $14,308,691 as of December 31, 2008 (December 31, 2007 - $12,910,428) and the Company ceases depreciation of the asset.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS No. 144, “Accounting For Impairment on Disposal of Long-Lived Assets” which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review, the Company believes there were no impairments of its long-lived assets as of December 31, 2008 and 2007.

Advances to Suppliers

Advances to suppliers consist of amounts paid in advance to contractors and vendors for services and materials. Advances amounted to $704,275 as of December 31, 2008 (December 31, 2007 - $2,071,549).

Deposits on Land Use Rights

Deposits on land use rights consist of deposits held by the PRC government to purchase land use rights in Baqiao and other projects under planning. Deposits amounted to $47,333,287 as of December 31, 2008 (December 31, 2007 - $29,694,103).

Intangible Assets

Intangible assets relate to the development right for the 487 acres of land in Baqiao Park obtained from the acquisition of New Land in fiscal 2007. The intangible assets have a definite life. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the intangible assets are subject to amortization over their useful life. The method of amortization selected reflects the pattern in which the economic benefit of the intangible assets are realized. The amortization is based on the acreage of land sold or developed and weighted-average expected profit margins. This method is intended to match the pattern of amortization with the income-generating capacity of the assets.

As of December 31, 2008, the amount recorded for its intangible assets were $46,043,660 (December 31, 2007 - $48,205,697). The Company evaluates its intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Based on estimated future cash flows, the Company records a write-down for impairments, if appropriate. For the year ended December 31, 2008, the Company has recorded $0  (2007 - $1,157,758) of amortization on the intangible asset.

Deferred financing costs

Debt issuance costs are capitalized as deferred financing costs and amortized on a straight line basis over the term of the debt. The amortization expense for the year ended December 31, 2008 was $148,606 (2007 and 2006 -$0). This amortization expense was included in the general administrative expense.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," (as impacted by FSP No. 157-1 and 157-2), which provides a framework for measuring fair value under GAAP. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1
  Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2
  Pricing inputsare other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter forwards, options and repurchase agreements.

Level 3
  Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS No. 157 and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

Assets and liabilities measured at fair value on a recurring basis include the following as of December 31, 2008:

Fair Value Measurements Using	Assets/Liabilities
	Level 1	Level 2	Level3	At Fair Value
Warrants liabilities	-	$1,117,143	-	$1,117,143
Derivative liabilities	-	760,398	-	760,398
Total	-	$1,877,541	-	$1,877,541

Accounts Payable

Accounts payable consists of balances due to subcontractors and suppliers for the purchase of construction services and the Baqiao government for land use rights. Accounts payable amounted to $10,525,158 at December 31, 2008 (December 31, 2007 - $9,311,995).

Advances from Customers

Advances from customers represent prepayments by customers for home purchases. The Company records such prepayments as advances from customers when the payments are received. The balance is reduced by the percentage of revenue recognized. Advances from customers amounted to $9,264,385 at December 31, 2008 (December 31, 2007 - $5,258,351).

Other Payables

Other Payables consist of balances for non-construction costs with unrelated companies and individuals. These amounts are unsecured, non-interest bearing and short term in nature. Other payables amounted to $5,183,251 as of December 31, 2008 (December 31, 2007 - $3,881,137) of which, $731,087 is payable for JV set up (2007 -$Nil).

Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Advertising expense for the year totaled $1,261,495 (2007 - $781,998 and 2006 - $565,577)

Warranty Costs

Generally, the Company provides all of its customers with a limited (half a year to 5 years) warranty period for defective workmanship. The Company accrues the estimated warranty costs into the cost of its homes as a liability after each project is closed based on the Company's historical experience, which normally is less than 0.2% of total costs of the project. Any excess amounts are expensed in the period when they occur. Any significant material defects are generally under warranty with the Company's suppliers. Currently, the Company retains 5% of the total construction contract from the construction contractors for a period of one year after the completion of the construction. Such retention amounts will be used to pay for any repair expense incurred due to defects in the construction. The Company has not historically incurred any significant litigation requiring additional specific reserves for its product offerings. As of December 31, 2008 and 2007, the Company did not accrue for warranty costs.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2008 and 2007 the significant accounting to tax difference was related to the intangible assets which have no tax value.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109", ("FIN 48"), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48. During fiscal 2008, the Company settled a prior year income tax liability with the PRC local tax authority resulting in a gain of $12,712,153 included in the provision for income taxes. The local tax authority examined the Company’s tax records and issued an income tax settlement report. Management believes there is only a remote possibility that the local tax authority or higher tax authority will reassess the tax settlement.

The Company files income tax returns in the PRC jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax liability as a component of general and administrative expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax rate differences from the federal statutory rate primarily due to non-deductible expenses, temporary differences and preferential tax treatment. No assessments of income taxes for the years ended December 31, 2008, 2007 and 2006 have been received by the Company, except for the income tax settlement report issued by local tax authority as previously described.

PRC and Local Income Tax

The subsidiaries of the Company are governed by the Income Tax Laws of the PRC concerning Chinese registered limited liability companies. Under the Income Tax Laws of the PRC, Chinese enterprises are generally subject to income tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region for which more favorable effective tax rates are applicable. New Land and Hao Tai are entitled to a refund of 6% of taxes otherwise payable if they meet certain annual earning criteria.

The provision for income taxes for the year ended December 31, 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
(Recovery) provision for China income and local tax	$(10,490,833)	$9,125,616	$4,511,442
Provision of deferred taxes	-	(382,060)	-

Total (recovery) provision for income taxes	$(10,490,833)	$8,743,556	$4,511,442

	2008	2007	2006
(Loss) income before provision for income taxes	$(1,094,544)	$25,429,672	$13,562,252
U.S. statutory rate of 34%	(372,145)	8,646,088	4,611,166
Foreign loss (income) not recognized in USA	2,092,057	(9,766,843)	(4,611,166)
Non-taxable income and non-deductible expense	(2,424,532)	819,055	-
Foreign (loss) income tax rate of 25% (2007 and 2006 -33%)	(1,538,277)	9,541,001	4,511,442
Favorable foreign income tax settlement	(12,712,153)	-	-
Tax on favorable foreign income tax settlement	3,170,407	-	-
Tax incentive on New Land and Hao Tai	-	(344,133)	-
Recovery of future income tax provision		(382,060)
Change in valuation allowance	1,293,810	230,448	-
(Recovery) provision for income taxes	(10,490,833)	8,743,556	4,511,442

Deferred tax

The tax effects of temporary differences that give rise to the Company’s deferred tax liability as of December 31, 2008 and December 31, 2007 are as follows:

	2008	2007

Deferred tax asset
Non-capital losses	1,530,488	236,678
Valuation allowance	(1,530,488)	(236,678)
Net deferred tax asset	-	-

Deferred tax liability
Temporary difference related to intangible asset	$15,907,880	$15,907,880
Foreign exchange rate change	(4,396,965)
Net deferred tax liability	$11,510,915	$15,907,880

As of December 31, 2008, the Company’s PRC subsidiaries have net operating loss carry forward of approximately $2,356,757which will begin to expire in 2013. The Company has U.S. net operating loss carry forward of approximately $2,768,525, which will begin to expire in 2026.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the SFAS No. 128, "Earnings per share". Basic net earnings per share are based upon the weighted average number of common shares outstanding. Diluted net earnings per share are based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method.

Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the year.

Minority Interest

Minority interest is attributable to the minority shareholders of Puhua and Success Hill. Minority interests in net income and losses are generally subtracted from or added to arrive at consolidated net income.

Share based compensation

The Company records stock-based compensation pursuant to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payments,” (“FAS123R”), which established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires companies to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period of services rendered.

Comprehensive Income

Comprehensive income consists of net income and foreign currency translation gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income. The gain on foreign exchange translations totaled $5,882,178, $3,617,405 and $655,435 for the year ended December 31, 2008, 2007 and 2006, respectively.

Statement of Cash Flows

In accordance with SFAS No. 95, "Statement of Cash Flows," cash flows from the Company's operations are calculated based upon the local currencies translated at the weighted average exchange rate for the year. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.
Accounting Principles Recently Adopted

SFAS No. 159, "The Fair Value Option for Financial Assets and Financials Liabilities -- Including an Amendment of FASB Statement No.115" issued by FASB in February 2007, permits measurement of certain financial assets and financial liabilities at fair value. If the fair value option is elected, the unrealized gains and losses are reported in earnings at each reporting date. Generally, the fair value option may be elected on an instrument by instrument basis, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 requires prospective application and certain additional presentation and disclosure requirements. The adoption on January 1, 2008 of this statement did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") to require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company is currently evaluating the impact of the adoption of SFAS No. 161.

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors. FSP 142-3 is effective for for financial statements issued for fiscal years and interim periods beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP 142-3.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 bacame effective on November 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS No. 162.

In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s nonconvertible debt borrowing rate. In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. FSP APB
14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The adoption of FASB FSP APB 14-1 is not expected to have a significant impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share." This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. The Company is currently evaluating the potential impact of the adoption of FSP EITF 03-6-1.

Note 3 — Acquisition

On March 9, 2007, the Company entered into a Share Transfer Agreement (the “Agreement”) to acquire RMB 32 million of registered and paid-in capital of New Land, representing 100% equity ownership of New Land. The acquisition was effective on May 31, 2007. The total purchase price for the acquisition was RMB 270 million, (approximately $35.2 million). The total purchase price included 1) an initial cash payment of RMB 5 million, (approximately $0.6 million), payable within 20 days after the signing of the Agreement, 2) an additional cash payment of RMB 57 million, approximately $7.4 million, within 30 days of the receipt of the due diligence report and 3) a promissory note of the aggregate amount of RMB 208 million, (approximately $27.2 million), bearing 10% interest with a maturity of January 30, 2009. As of December 31, 2008, the remaining balance of the above note payable under the Agreement amounted to $5,606,449 (2007 - $8,717,684) (see note 10) and New Land’s original shareholders have agreed to extend the loan to December 31, 2009.

The Company accounted for the business combination using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. The purchase price was allocated to the identifiable assets and liabilities assumed based on their estimated fair values.

Purchase Price	$35,286,737
Value assigned to assets and liabilities:
Assets:
Cash	$50,390
Other receivables	20,318
Equipment	102,577
Work in progress	6,448,748
Prepayment	224,597
Intangible assets	47,107,396
Liabilities:
Accounts payable	(963,233)
Other payables	(2,100,310)
Accrued expenses	(58,304)
Deferred tax	(15,545,441)
Total net assets	$35,286,637

The operations of New Land, starting from June 1, 2007, are included in the Company’s consolidated financial statements.

Note 4 -- Supplemental Disclosure of Cash Flow Information

Income taxes paid amounted to $225,964, $384,615 and $0 for the year ended December 31, 2008, 2007 and 2006, respectively. Interest paid for the year ended December 31, 2008, 2007 and 2006 amounted to $3,724,070, $1,975,917 and $2,147,800 respectively.

Note 5 – Real Estate

The following summarizes the components of real estate inventories as at December 31, 2008 and 2007:

	2008	2007

Finished projects	$10,181,827	$16,130,130
Construction in progress	50,468,184	24,856,801

Total real estate held for development or sale	$60,650,011	$40,986,931

Note 6 -- Accounts Receivable

Accounts receivable consist of the following as at December 31, 2008 and 2007:

	2008	2007

Accounts receivable	$2,691,278	$12,202,396
Allowance for doubtful accounts	(1,278,156)	(94,514)

Accounts receivable, net	$813,122	$12,107,882

Note 7 -- Other Receivables, Prepaid Expenses and Other Assets

Other receivables, prepaid expenses and other assets consist of the following as at December 31, 2008 and 2007:

	2008	2007

Other receivables	$916,886	$749,890
Allowance for bad debts	(473,058)	(190,372)
Prepaid expenses	2,669	7,790

Other receivables, prepaid expense other assets	$446,497	$567,308

Note 8 -- Property and Equipment, Net

Property and equipment consist of the following as at December 31, 2008 and December 31, 2007:

	2008	2007
Head office buildings and improvements	$3,234,628	$1,018,494
Income producing properties	24,588,347	18,469,852
Electronic equipment	238,422	195,244
Vehicles	71,140	87,740
Office furniture	183,939	119,960
Computer software	91,272	48,180

Totals	28,407,748	19,939,470

Accumulated depreciation	(1,707,556)	(1,322,030)
Net book value of assets held for sale	(14,308,691)	(12,910,428)

Property and equipment, net	$12,391,501	$5,707,012

During the years ended December 31, 2208 and 2007, no depreciation was recorded with respect to the assets held for sale.

Note 9 -- Intangible assets

Intangible asset consists of the following as at December 31, 2008 and 2007:

	2008	2007
Intangible acquired	$47,334,342	$49,412,847
Accumulated amortization	(1,290,682)	(1,207,150)

Intangible assets, net	$46,043,660	$48,205,697

Note 10 – Loans payable to New Land’s previous shareholders

The Company has loans payable to previous shareholders of New Land totaling to $8,429,889 at December 31, 2008 (December 31, 2007 - $11,413,229). $5,606,449 (2007 - $8,717,684) of the total relates to the acquisition of New Land (see note 3) and is due in December 2009.   The remaining balance pertains to additional loans made by these shareholders and is due in December 2009. The loans bear interest at 10% per annum.

Note 11 -- Loans from Employees

The Company has borrowed monies from certain employees to fund the Company's construction projects. These loans bear interest at rates ranging between 7% and 12% and all principal amounts matures in 2009. At December 31, 2008, loans from employees amounted to $1,517,039 (December 31, 2007 - $2,388,862).

Note 12 -- Loans Payable

Loans payable represent amounts due to various banks and are due on demand or within three years. These loans generally can be renewed with the banks when they mature. Loans payable at December 31, 2008 and December 31, 2007 consisted of the following:

	2008	2007

Commercial Bank Weilai Branch
Due August 29, 2008, annual interest rate is at 11.34 percent, secured by the Company's Xin Xing Gangwan, Xin Xing Tower and Ming Yuan Yuan projects	$-	$5,209,333

Commercial Bank Weilai Branch
Due December 25, 2009, annual interest is at 9.47 percent, secured by the Company's 24G projects	5,130,084	5,483,508

Commercial Bank Weilai Branch
Due August 29, 2010, annual interest is at 10.21 percent, guaranteed by Tsining and secured by the Company's Xin Xing Tower and part of the JunJing II project	5,130,084	-

Xi'an Rural Credit union Zao Yuan Rd. Branch
Due September 14, 2009, annual interest is at 9.527 percent, secured by the Company's Jun Jing Yuan I, Han Yuan and Xin Xing Tower projects	3,371,198	3,427,193

China Construction Bank, Xi'an Branch
Due August 27, 2011, annual interest is at floating interest rate based on 110% of People’s Bank of China rate, secured by the Company's Jun Jing Yuan II project	21,986,076	-

Total	$35,617,442	$14,120,034

All loans were borrowed for construction projects. All interest paid was capitalized and allocated to JunJing II project.

On June 28, 2008, the Company signed a strategic partnership Memorandum Of Understanding (“MOU”) with China Construction Bank Xi’an Branch that established a RMB 1 billion credit line for real estate development by the Company and its subsidiaries. Under the MOU, the Company is required to meet certain bank covenants. On August 28, 2008, the Company entered a loan agreement with China Construction Bank Xi’an Branch for a RMB 150 million loans maturing on August 27, 2011. $21,986,075 (RMB 150 million) was received by the Company at December 31, 2008; there are no specific bank covenants required on this loan.

Note 13 - Convertible debt

On January 28, 2008, the Company issued Senior Secured Convertible Notes due in 2013 (the "Convertible debt") and warrants to subscribe for common shares for an aggregate purchase price of US$20 million. The Convertible debt bears 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB notional principle amount, payable quarterly in arrears in U.S. Dollars on the first business day of each calendar quarter and on the maturity date. In addition, 1,437,467 five-year warrants were granted with a strike price of $6.07 per common share, which are callable if certain stock price thresholds are met. Approximately 215,620 warrants are also available as a management incentive if certain milestones are met.

The holders have the right to convert up to 45% ($9 million) of the principal amount of the Convertible debt into common shares at an initial conversion price of $5.57, subject to upward adjustment. The Company, at its discretion, may redeem the remaining $11 million of Convertible debt at 100% of the principle amount, plus any accrued and unpaid interest. The warrants associated with the Convertible debt grant the holders the right to acquire shares of common stock at $6.07 per share, subject to customary anti-dilution adjustments. The warrants may be exercised to purchase common stock at any time up to and including February 28, 2013.

The convertible debt is secured by a first priority, perfected security interest in certain shares of common stock held by Lu Pingji, the chairman of the Company. The convertible debt is subject to events of default customary for convertible securities and for a secured financing.

Both the warrant and embedded derivative associated with convertible debt meet the definition of a derivative instrument according to FASB No. 133, ”   Accounting for Derivative Instruments and Hedging Activities” and are recorded as a derivative instrument liabilities and periodically marked-to-market. The fair value of the warrants and embedded derivative on inception were determined to be $3,419,653 and $3,927,375, respectively, using the Cox-Rubinstein-Ross (“CRR”) Binomial Lattice Model with the following assumptions: expected life 4.32 years, expected volatility - 75%, risk free interest rate - 2.46% and dividend rate - 0%. The fair value of the warrants and embedded derivative at December 31, 2008 were determined to be of $658,682 and $760,398, respectively, using the CRR Binomial Lattice Model with the following assumption: expected life 4.08 - 4.16 years, expected volatility - 90%, risk free interest rate - 1.31-1.33% and dividend rate - 0%. For the year ended December 31, 2008, the Company recorded a change in fair value for the warrants and embedded derivative of $(2,760,971) and $(3,166,977), respectively in the consolidated statement of income.

After allocating the gross proceeds to the fair value of the warrants and the embedded derivative instrument, the remaining proceeds were allocated as the initial carrying value of the Convertible debt. The amount is accreted to its face amount at maturity using the effective interest method. The effective interest rate was determined to be 15.42%. The carrying value of Convertible debt at December 31, 2008 was $13,621,934. Related interest expense and accretion expense for the year ended December 31, 2008 were $964,897 and $968,962, respectively.

Note 14 -- Minority interest

Minority interest consists of the interest of minority shareholders in the subsidiaries of the Company. As of December 31, 2008 minority interest amounted to $29,109,350 (December 31, 2007 - $Nil)

On November 5, 2008, the Company and Prax Capital entered into a conditional joint agreement to develop 79 acres within China Housing’s Baqiao project located in Xi’an. Prax Capital invested US$ 29.3 million for a 25% interest in Puhua with various distribution rights by acquiring 1,000 Class A shares of Success Hill. Prax Capital’s Class A Shares in Success Hill are redeemable at the option of holder, provided that Prax gives advance notice, and with the Company’s approval. Prax has the first right of the distribution on profits, commencing with a cumulative annual return rate of 25% for their equity ownership, capped out at an additional 10% based on the success of the development and on the market conditions. At this time, the company believes that it is not probable that Prax Capital will exercise their redemption option.

Under FAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” the shares with the redeemable feature are not classified as a liability since they are not mandatorily redeemable.

Rule 5-02.28 of Regulation S-X (and ASR 268) specifically requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are contractually redeemable 1) at a fixed or determinable price on a fixed or determinable date or dates, 2) at the option of the holder, or 3) upon the occurrence of an event that is not solely within the control of the issuer.

As Prax’s put option provides them the right to sell the Preferred Shares back to the Company, the Preferred Shares meet 2) “at the option of the holder” above.  As such, the Class A shares in Success Hill should be classified as mezzanine equity.

On November 5, 2008, the Company entered into a Deed of Guarantee (the “Guarantee”), in favor of Prax Capital and Success Hill (Success Hill and together with Prax, the “Beneficiaries”) whereby the Company guarantees the performance of certain obligations relating to the agreements entered into with Prax Capital.

The Guarantee is a continuing Guarantee and shall remain effective until a termination event occurs as contemplated by the Guarantee. If the Company fails to timely and fully perform its obligations under the Guarantee then the Beneficiaries shall be afforded the appropriate remedy as contemplated by the Guarantee, including, but not limited to, the claim for damages and the reimbursement of expenses. Any amounts payable under the Guarantee by the Company shall include interest accrued at the rate of 10% from the due date of such payment.

As of December 31, 2008, the Company owned a 75% interest in Puhua. Given the Company’s majority ownership interest, the accounts of Puhua have been consolidated with the accounts of the Company, and a minority interest has been recorded for the minority investors’ interests in the net assets and operations of Puhua to the extent of the minority investor’s investments.

Minority interest
Minority interest at November 5, 2008	$29,268,914
Minority interests’ share of loss for the year	(159,564)
Distributions for the year	0
Minority Interest at December 31, 2008	$29,109,350

Note 15 -- Accrued Expenses

	2008	2007
Accrued expenses	$855,270	$362,854
Accrued Interest	$2,684,572	1,540,597
Total	$3,539,842	$1,903,451

In accrued expense, there is a $293,148 (RMB 2 million) finder fee payable to an unrelated party that assisted the Company in the formation of Puhua.

Note 16 -- Shareholders' Equity

Common stock

(1)   On June 28, 2006, the Company entered into securities purchase agreements with accredited investors and completed the issue of $1,075,000 of the Company’s common stock and common stock purchase warrants. The securities sold were an aggregate of 330,769 shares of common stock and 99,231 warrants. Each warrant is exercisable for three years with an initial exercise price of $3.60 per share. The exercise price was amended to $3.31 per share during 2007 with additional 8,770 warrants were issued.

Pursuant to the terms of the warrants, each investor has contractually agreed to restrict its ability to exercise the warrants to an amount which would not exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant held by such holder and 9.9% of the outstanding shares of common stock of the Company.

In connection with the offering, the Company paid a placement fee of 10% of the proceeds in cash, together with other expenses in the amount of 3% of the proceeds, in cash. In addition, the placement agent was issued warrants to purchase 66,154 shares of common stock on the same terms and conditions as the investors. The fair value of these warrants was determined to be $118,340 on the date they were issued, and were exercised during 2007.

The fair value of each warrants at December 31, 2008 was determined to be $0.04 (2007 -$2.52) using the CRR Binomial Lattice Model with the following assumptions: expected life – 0.47 years (2007 – 1.47 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 0.27% (2007 – 3.20%) and dividend rate – 0% (2007 – 0%).

(2)   Pursuant to securities purchase agreements with accredited investors dated July 7, 2006, the Company received $124,975 and issued 38,454 shares of common stock and 11,536 warrants. Each warrant is exercisable for three years at an initial exercise price of $3.60 per share. The exercise price was amended to $3.31 per share during 2007 with 1,020 warrants were issued.

In connection with the offering, the Company paid a placement fee of 10% of the proceeds in cash, together with other expenses in the amount of 3% of the proceeds, in cash. In addition, the placement agent was issued warrants to purchase 7,691 shares of common stock on the same terms and conditions as the investors. The fair value of these warrants was determined to be $13,727 on the date they were issued, and were exercised during 2007.

The fair value of each warrant at December 31, 2008 was determined to be $0.04 (2007 -$2.53) using the CRR Binomial Lattice Model with the following assumptions: expected life – 0.49 years (2007 – 1.49 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 0.27% (2007 – 3.20%) and dividend rate – 0% (2007 – 0%).

(3)       Pursuant to securities purchase agreements with accredited investors dated August 21, 2006, the Company received $812,500 and issued 198,845 shares of common stock and 75,000 warrants. Each warrant is exercisable for three years at $3.60 per share. The exercise price was amended to $3.31 per share during 2007 with 17,574 warrants were issued.

In connection with the offering, the Company paid a placement fee of 10% of the proceeds in cash, together with other expenses in the amount of 3% of the proceeds, in cash. In addition, the placement agent was issued warrants to purchase 50,000 shares of common stock on the same terms and conditions as the investors. The fair value of these warrants was determined to be $94,646 on the date they were issued, and were exercised during 2007.

The fair value of each warrant at December 31, 2008 was determined to be $0.06 (2007 -$2.59) using the CRR Binomial Lattice Model with the following assumptions: expected life – 0.62 years (2007 – 1.62 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 0.30% (2007 – 3.20%) and dividend rate – 0% (2007 – 0%).

The Company filed the registration statement registering the resale of shares of the Company’s common stock and those issuable upon exercise of the warrants on August 21, 2006 and the registration statement was effective on September 14, 2006.

(4)       On January 15, 2007, the Company issued 60,000 shares of common stock to an investor relations company in consideration for one year of consulting service through December 31, 2007. The 60,000 shares of common stock have been recorded at $2.19 per share or $131,400 based on the trading price of the shares at January 12, 2007. This amount was included in prepaid expenses and is being amortized over the service period.

(5)       Pursuant to securities purchase agreements with accredited investors dated May 7, 2007, the Company received $25,006,978 and issued 9,261,847 shares of common stock and 2,778,554 warrants. Each warrant is exercisable for five years at $4.50 per share. In connection with the offering, the Company paid a 7% placement fee and $173,689 in legal fees.

45,302 warrants having an exercise price of $4.50 were exercised in July 2007 on a cash basis, resulting in the issuance of 45,302 shares of common stock.

1,870 warrants having an exercise price of $4.50 were exercised in February 2008 on a cash basis, resulting in the issuance of 1,870 shares of common stock with proceeds of $8,415.

The fair value of each warrant at December 31, 2008 was determined to be $0.16 (2007 -$0.76) using the CRR Binomial Lattice Model with the following assumptions: expected life – 3.34 years (2007 – 4.34 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 1.09% (2007 – 3.35%) and dividend rate – 0% (2007 – 0%).

(6)        According to Section 4.8, Anti-Dilute of the Share Purchase Agreements dated June 28, 2006, July 7, 2006 and August 21, 2006, the Company issued 126,138 shares of common stock and 27,364 warrants during 2007; additionally, the Company reduced the exercise price of all related warrants from $3.60 to $3.31.

123,845 warrants having an exercise price of $3.31 were exercised in July 2007 on non-cash, basis resulting in the issuance of 29,377 shares of common stock.

The fair value of each additional warrant at December 31, 2008 was determined to be in the range from $0.04 to $0.06 (2007 – $2.54 to $2.60) using the CRR Binomial Lattice Model with the following assumptions: expected life ranges from 0.47 to 0.62 years (2007 – 1.47 to 1.62); expected volatility – 90% (2007 – 75%), risk fee interest rate ranges from 0.27% to 0.3% and dividend rate – 0% (2007 – 0%).

Pursuant to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settle in, a Company's Own Stock," the warrants issued contain a provision permitting the holder to demand payment based on a Black Scholes valuation in certain circumstances. Therefore, under EITF 00-19 and SFAS No. 133, the Company recorded all warrants as a liability at their fair value on the date of grant and then marked them to $458,461(2007 - $2,631,991) at December 31, 2008.  The change in fair value of related warrants for the year ended December 31, 2008 was $2,171,990 (2007 -$632,296 and 2006 -$Nil).

Including the fair value of warrants associated with convertible debenture (see note 13), the total warrant liability as at December 31, 2008 was $1,117,143 (2007 - $2,631,991).  The total change in fair value of warrants for the year ended December 31, 2008 was $4,932,961 (2007 - $632,296 and 2006- $Nil).

The Company filed the registration statement registering the resale of shares of the Company’s common stock on June 22, 2007 and the registration statement was effective on July 5, 2007.

On July 2, 2008, the Company granted 750,000 shares of common stock that vested immediately to members of management. The number of shares granted to each individual is calculated in accordance with the Company’s Detail Implementation Rule for Restricted Stock Incentive Plan of 2007-2008. The Company recognized a $3,000,000, based on the stock price on the grant date, stock based compensation expense for the year ended December 31, 2008 (2007 and 2006 – Nil).

As at December 31, 2008, the Company accrued as a liability $78,600 stock based compensation expense for 54,583 shares of common stocks to be granted by the Company to various directors and executive in 2009.

Warrants

Following is a summary of the warrant activity:

	Number of Warrants Outstanding	Weighted Average Exercise Price

December 31, 2005	-	$-
Granted	309,612	3.31
December 31, 2006	309,612	3.31
Granted	2,805,918	4.49
Exercised	(169,147)	3.63
December 31, 2007	2,946,383	$4.41
Granted	1,437,467	$6.07
Exercised	(1,870)	$4.50
December 31, 2008	4,381,980	$4.96

Following is a summary of the status of warrants outstanding at December 31, 2008:

	Outstanding Warrants
Exercise Price	Number	Average Remaining Contractual Life

$3.31	213,131	0.53 years
$4.50	2,731,382	3.34 years
$6.07	1,437,467	4.16 years

Note 17 -- Statutory Reserves

In accordance with the laws and regulations of the PRC, a wholly-owned Foreign Invested Enterprises' income, after the payment of the PRC income taxes, shall be allocated to the statutory surplus reserves. The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings.

Statutory surplus reserves are to be utilized to offset prior years' losses, or to increase its share capital. When a limited liability company converts its surplus reserves to capital in accordance with a shareholders' resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Total registered capital of all the PRC subsidiaries at December 31, 2008 is approximately $81.8 million (December 31, 2007 - $23.6 million).

Pursuant to the board of directors' resolution, Tsining transferred 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the PRC subsidiaries’ registered capital.

The transfer to this reserve must be made before distributions of any dividends to shareholders. For the year ended December 31, 2008, the Company appropriated $665,947 (December 31, 2007 - $735,141 and 2006 - $915,960) to this surplus reserve.

Note 18 -- Employee Welfare Plan

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The Company established a retirement pension insurance, unemployment insurance, health insurance and house accumulation fund for the employees during the term they are employed. For the year ended December 31, 2008, 2007 and 2006, the Company made contributions in the amount of $71,705, $51,781 and $13,922, respectively.

Note 19 -- Earnings Per Share

Earnings per share for years ended December 31, 2008, 2007 and 2006 were determined by dividing net income for the years by the weighted average number of both basic and diluted shares of common stock and common stock equivalents outstanding.

	2008	2007	2006
Numerator
Income attributable to common shareholders - basic	$9,555,853	$16,686,115	$9,050,810
Effect of dilutive securities
Warrants	(536,480)	-	-
Income attributable to common shareholders - diluted	$9,019,373	$16,686,115	$9,050,810
Denominator
Weighted average shares outstanding - basic	30,516,411	26,871,388	20,277,615
Effect of dilutive securities
Warrants	10,792	-	-
Weighted average shares outstanding - diluted	30,527,203	26,871,388	20,277,615
Earnings per share
Basic earnings per share	$0.31	$0.62	$0.45
Diluted earnings per share	$0.30	$0.62	$0.45

Certain outstanding warrants have an anti-dilutive effect on the earnings per share and are therefore excluded from the determination of diluted earnings per share calculation.

Notes 20 -- Other Income

The Company rents certain portions of its residential and commercial units to individuals and businesses for 1 year terms, renewed annually.

Rental income and other income and expenses for the year ended December 31 consisted of the following:

	2008	2007	2006
Other interest income	$1,433,837	$42,380	$30,395
Other non-operating income	339,568	89,439	58,543
Rental income, net	369,798	153,359	213,544
Gain on disposal of fixed assets and inventory	16,581	48,347	149,830
Total	$2,159,784	$333,525	$452,312

Note 21 -- Segmented Information

The Company has one operating segment, being the real-estate sales and development. All revenue is from customers in the PRC and all of the Company’s assets are located in the PRC.

Note 22 -- Commitments and Contingencies

The Company leases part of its office space under non-cancelable operating lease agreements. The leases expired on December 31, 2008 and the Company is in the process of renewing the lease. The future minimum rental payments required under the operating lease agreements are $118,095. The leases are expected to be renewed on annual basis.

The Company entered into a contract with Xi’an Baqiao local government for a rubber dam construction project. The Company is committed to spend approximately $1,026,017 for this project.

As of December 31, 2008, the Company was committed to one land use right with an unpaid balance of approximately $2.6 million. The balance is not due until the vendor removes the existing building on the land and changes the zoning status on the land use right certificate.

On December 12, 2008, the Company entered into a contract to acquire a land use right for total consideration of $37.5 million. Approximately, $7.3 million was paid and is included in Deposits on land use rights.

Note 23 -- Subsequent event

On January 21, 2009, the Company completed the acquisition of Xi’an Xinxing Property Management Co., Ltd. (“Xinxing Property”). Xinxing Property was privately owned and provides property management services to most of the Company’s past residential and commercial projects. Xinxing Property’s current service area totals 1.67 million square meters in 43 facilities that include residential, commercial, and school buildings and parks. Total consideration for the acquisition is RMB 12 million.

Xinxing Property provided the property management services to the Company during the year ended December 31, 2008 totaled $144,384 (2007 - $35,793 and 2006 - $69,234) and Xinxing Property leased the offices from the Company for $303,988 during the same year (2007 - $85,219 and 2006 – $45,308) . The Company has a receivable balance of $1,901 (2007- $1,778) and a payable balance of $1,207,047 (2007 -$1,128,928) with Xinxing property as of December 31, 2008.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective December 10, 2007, Moore Stephens Wurth Frazer and Torbet, LLP (MSWFT) resigned as the independent certified public accounting firm for China Housing & Land Development, Inc. (the Company). MSWFT’s resignation letter was dated December 10, 2007.

The audit reports of MSWFT on the consolidated financial statements of the Company as of and for the year ended December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2006 and through December 10, 2007, there were: (i) no disagreements between the Company and MSWFT on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MSWFT, would have caused MSWFT to make reference to the subject matter of the disagreement in their reports on the Company’s financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

Effective as of  December 13, 2007, the engagement date, the Company engaged MSCM LLP (New Auditor) as the Company’s new independent registered public accounting firm. The decision to engage the New Auditor as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors on December 10, 2007.

During the Company’s two most recent fiscal years ended December 31, 2006 and 2005 and through the date of this current report, the Company did not consult with the New Auditor on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and the New Auditor did not provide either a written report or oral advice to the Company that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K

ITEM 9A. CONTROLS AND PROCEDURES.

(a)     Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)). Disclosure controls and procedures are the controls and other procedures that we designed to ensure that we record, process, summarize and report in a timely manner the information we must disclose in reports that we file with or submit to the Securities and Exchange Commission under the Exchange Act. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures there were still room for improvement as of the end of the period covered by this report. The company has engaged Ernest & Young to help us comply with SOX 404.

Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008. Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008 still has room to improve. Notwithstanding the foregoing, there can be no assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with these procedures.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Starting February 2009, the Company has engaged Earnest Young to help the company perform SOX 404 evaluation and preparation work. Our management hopes that this course of action will further improve the effectiveness of company’s internal control and by the end of 2009 to achieve SOX 404 compliance.

Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2008, there was no change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f)under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be paid by us in connection with the issuance and distribution of the securities being registered, other than sales commissions. All amounts shown are estimates except for amounts of filing and listing fees.

Filing Fee	$622.74
Accounting and Audit Fees	$10,000.00
Legal Fees and Expense	$50,000	.00*
Printing and Engraving Expenses (includes EDGAR service)	$2,500	.00*
Total estimated expenses	$63,122.74

*Estimated

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        As permitted by applicable law, our Bylaws provide that we will indemnify our officers, directors, employees, consultants and agents. This includes indemnification against attorneys’ fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of our company. However, they will not be indemnified if they are adjudged for negligence or misconduct in the performance of his duty. Determination of the rights of such indemnification and the amount thereof may be made at the option of the person to be indemnified pursuant to procedure set forth, from time to time, in the By-laws, or by any of the following procedures: (a) order of the Court or administrative body or agency having jurisdiction of the action, suit, or proceeding; (b) resolution adopted by a majority of the quorum of the Board of Directors of the Corporation without counting in such majority any Directors who have incurred expenses in connection with such action, suit or proceeding; (c) if there is no quorum of Directors who have not incurred expense in connection with such action, suit, or proceeding, then by resolution adopted by a majority of the committee of stockholders and Directors who have not incurred such expenses appointed by the Board of Directors; (d) resolution adopted by a majority of the quorum of the Directors entitled to vote at any meeting; or (e) order of any Court having jurisdiction over the Corporation.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons (within the meaning of the Securities Exchange Act) pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable

RECENT SALES OF UNREGISTERED SECURITIES

Acquisition on March 9, 2007

        On March 9, 2007, the Registrant entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (“New Land”), pursuant to which the Registrant has acquired 32,000,000 shares of New Land, constituting 100% equity ownership of New Land. The total purchase price for the shares acquisition is 270 million Renminbi, estimated to be approximately US$34 million at the current currency exchange rate which is subject to change. The total purchase price includes the initial cash payment of 5 million Renminbi, estimated to be approximately US$610,000, payable within 20 days after the signing of the Shares Transfer Agreement, an additional cash payment of 57 million Renminbi, estimated to be approximately US$7.2 million, payable within 30 days after the Registrant has received a satisfactory audit report of New Land, and the issuance of 10% promissory note of the aggregate amount of 208 million Renminbi, estimated to be approximately US$26.2 million, with a maturity date of January 30, 2009.

Private Placement on May 9, 2007

        On May 7, 2007, China Housing & Land Development, Inc. (the “Company”), entered into securities purchase agreements with accredited investors, and on May 9, 2007 (the “Closing Date”), the Company completed the sale of $25,006,978 of common stock of the Company and common stock purchase warrants. The securities sold were an aggregate of 9,261,847 shares of Common Stock and 2,778,554 Warrants. Each Warrant is exercisable for a period of five (5) years at an exercise price of $4.50 per share. Cantor Fitzgerald & Co. acted as the placement agent of the private placement. All of these securities were sold pursuant to the exemption provided by Section 4(2) under the Securities Act for a transaction not involving a public offering, and Regulation D promulgated thereunder.

        The Company is obligated to file a registration statement to register the resale of shares of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants granted in the private placement. If the registration statement is not filed within 45 days from the Closing Date, or declared effective within 180 days following the Closing Date, or if the registration ceases to be effective for more than thirty (30) trading days, the Company is obligated to pay the investors certain fees per month in the amount of 1% of the principal amount invested.

        In connection with the offering, the Company paid a placement fee of 7% of the proceeds in cash.

Financing on January 28, 2008

        On January 28, 2008, China Housing & Land Development, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”). Pursuant to the Agreement, the Company agreed to sell to Investors 5.0% Senior Secured Convertible Notes, which are convertible into shares of the Company’s Common Stock, for an aggregate purchase price of US$ 20,000,000 and to receive, in consideration for such purchase, Warrants to acquire additional shares of Common Stock.  The 5% Senior Secured Convertible Note (the “Convertible Note”) shall bear interest at a rate of 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB Notional Principal Amount, payable quarterly in arrears in lawful money of the United States (“U.S. Dollars”) on the first business day of each calendar quarter and on the Maturity Date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB Exchange Rate as of the applicable Interest Exchange Rate Determination Date. The Notes are secured by a first priority, perfected security interest in certain shares of Common Stock of Pingji Lu, as evidenced by the pledge agreement (the “Pledge Agreement”). The Notes are subject to events of default customary for convertible securities and for a secured financing.  The Warrants grant the Investors the right to acquire shares of Common Stock at $6.07 per share of Common Stock, subject to customary anti-dilution adjustments. The Warrants may be exercised to purchase Common Stock at any time after January 28, 2008 to and including February 28, 2013, the expiration date of the Warrants.

        The Company’s 5.0% Senior Secured Convertible Notes were purchased by the following investors: Whitebox Intermarket Partners, LP, Whitebox Convertible Arbitrage Partners, LP, Whitebox Hedged High Yield Partners, LP, Whitebox Special Opportunities Fund Series B Partners, LP, Pope Investments II, LLC, Berlin Income, L.P., Berlin Capital growth, L.P., Thomas G. Berlin, and Eastern Management & Financial, LLC. The shares of Common Stock covered by warrants were 1,437,467 in total. The securities were being offered and sold in reliance upon the exemptions from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 under Regulation D. All securities were sold to accredited investors and the Company did not use general solicitation or advertising to market the securities.

        In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company shall register an amount of Common Stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Notes and the exercise of the Warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

ITEM 27.   EXHIBITS

Exhibit Number	Description of Exhibit

3.1	Articles of Incorporation (incorporated by reference to the exhibits to Registrants Form SB-2 filed on October 27, 2004)

3.2	Registrant’s By-Laws (incorporated by reference to the exhibits to Registrants Form SB-2 filed on October 27, 2004)

5.1	Opinion of Dennis Brovarone, Esq.

10.1	Form of Securities Purchase Agreement (incorporated by reference to the exhibits to Registrant’s Form 8-K filed on January 30, 2008).

10.2	Form of Common Stock Purchase Warrant (incorporated by reference to the exhibits to Registrants Form 8-K filed on January 30, 2008).

10.3	Form Convertible Note (incorporated by reference to the exhibits to Registrants Form 8-K filed on January 30, 2008).

10.4	Form of Registration Rights Agreement (incorporated by reference to the exhibits to Registrants Form 8-K filed on January 30, 2008).

10.5	Form of Pledge Agreement (incorporated by reference to the exhibits to Registrants Form 8-K filed on January 30, 2008).

10.6	Employment agreement with Pingji Lu (incorporated by reference to the exhibits to Registrants Form S-1 Amendment No 2 filed on July 14, 2008)

10.7	Employment agreement with William Xin (incorporated by reference to the exhibits to Registrants Form S-1 Amendment No 2 filed on July 14, 2008)

21.1	List of Subsidiaries of the Registrant

23.1	Consent of MSCM LLP

23.2	Consent of Moore Stephens Wurth Frazer and Torbert, LLP

23.4	Consent of Dennis Brovarone, Esq (contained in Exhibit 5.1)

24.1	Power of Attorney (contained on signature page)

99.1	Stock Incentive Plan 2007-2008 (incorporated by reference to the exhibits to Registrants Form S-1 Amendment No 3 filed on July 28, 2008)

ITEM 28.   UNDERTAKINGS

The undersigned Company hereby undertakes to:

(1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;       iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)         File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on the Amendment No. 4 to the Registration Statement Form S-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in Xian, China, on April   , 2009.

CHINA HOUSING AND LAND DEVELOPMENT, INC.

April 13, 2009	By:	/s/ Xiaohong Feng
Name: Xiaohong Feng
Title: Chief Executive Officer

April 13, 2009	By:	/s/ William Xin
Name: William Xin
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Xiaohong Feng and William Xin his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated: Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Pursuant to the requirements of the Securities Act of 1933, this Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Xiaohong Feng Feng Xiaohong	Chief Executive Officer	April 13, 2009

/s/ Pingji Lu Pingji Lu	Chairman of the Board	April 13, 2009

/s/ Genxiang Xiao Xiao Genxiang	Chief Administrative Officer and Director	April 13, 2009

/s/ Carolina Woo Carolina Woo	Independent Director	April 13, 2009

/s/ Michael Marks Michael Marks	Independent Director	April 13, 2009

/s/ Suiyin Gao Suiyin Gao	Independent Director	April 13, 2009

/s/ William Xin William Xin	Chief Financial Officer	April 13, 2009